           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999


                                    REGISTRATION NOS. 333-76619 AND 333-76619-01
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          ---------------------------

                         KEYCORP                                                    KEYCORP CAPITAL III
  (Exact name of registrant as specified in its charter)           (Exact name of registrant as specified in its charter)
                           OHIO                                                           DELAWARE
     (State or other jurisdiction of incorporation or                 (State or other jurisdiction of incorporation or
                      organization)                                                    organization)
                        34-6542451                                                       34-1891371
           (I.R.S. Employer Identification No.)                             (I.R.S. Employer Identification No.)
                                                                                        C/O KEYCORP
                    127 PUBLIC SQUARE                                                127 PUBLIC SQUARE
                CLEVELAND, OHIO 44114-1306                                       CLEVELAND, OHIO 44114-1306
                      (216) 689-6300                                                   (216) 689-6300
   (Address, including zip code, and telephone number,              (Address, including zip code, and telephone number,
 including area code, of registrant's principal executive         including area code, of registrant's principal executive
                         offices)                                                         offices)

                          ---------------------------
                            DANIEL R. STOLZER, ESQ.
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                                    KEYCORP
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1306
                                 (216) 689-6300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                CAROLYN E. CHEVERINE, ESQ.                                        MITCHELL S. EITEL, ESQ.
             VICE PRESIDENT & SENIOR COUNSEL                                        SULLIVAN & CROMWELL
               KEYBANK NATIONAL ASSOCIATION                                           125 BROAD STREET
                    127 PUBLIC SQUARE                                             NEW YORK, NEW YORK 10004
                CLEVELAND, OHIO 44114-1306                                             (212) 558-4000
                      (216) 689-6300

                          ---------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF           AMOUNT            PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
    SECURITIES TO BE              TO BE              OFFERING PRICE           AGGREGATE          REGISTRATION
       REGISTERED               REGISTERED            PER UNIT(1)         OFFERING PRICE(1)         FEE(2)
---------------------------------------------------------------------------------------------------------------
Junior Subordinated
  Deferrable Interest
  Debentures of
  KeyCorp(3)(4)..........      $250,000,000              $1,000              $250,000,000            N/A
---------------------------------------------------------------------------------------------------------------
Capital Securities of
  KeyCorp Capital III....        250,000                 $1,000              $250,000,000          $69,500
---------------------------------------------------------------------------------------------------------------
KeyCorp Guarantee with
  respect to Capital
  Securities(4)..........          N/A                    N/A                    N/A                 N/A
---------------------------------------------------------------------------------------------------------------
Total....................      $250,000,000               100%             $250,000,000(5)         $69,500
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.

(2) The filing fee was previously paid in connection with the filings of this Registration Statement on April 20, 1999 and June 8, 1999.

(3) The Junior Subordinated Deferrable Interest Debentures will be purchased by KeyCorp Capital III with the proceeds of the sale of the Capital Securities.
(4) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures of KeyCorp, the rights of holders of Junior Subordinated Deferrable Interest Debentures of KeyCorp under the Indenture, the rights of holders of Capital Securities of KeyCorp Capital III under the Trust Agreement, the rights of holders of the Capital Securities under the Guarantee of KeyCorp and the Expense Agreement to be entered into by KeyCorp, which taken together, fully, irrevocably and unconditionally guarantee all of the obligations of KeyCorp Capital III under the Capital Securities. No separate consideration will be received for the KeyCorp Guarantee.

(5) Such amount represents the principal amount of Junior Subordinated Deferrable Interest Debentures issued at their principal amount and the issue price rather than the principal amount of Junior Subordinated Deferrable Interest Debentures issued at an original issue discount. Such amount also represents the initial public offering price of the Capital Securities.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[KeyCorp Logo]
                                  $250,000,000

                              KEYCORP CAPITAL III

                                  % Capital Securities
                                 Guaranteed by
                                    KEYCORP

                               ------------------

     The capital securities represent undivided interests in KeyCorp Capital III, a Delaware trust created by us, KeyCorp, for the sole purpose of issuing the capital securities. The trust will hold our junior debentures as its only asset. We will fully, irrevocably and unconditionally guarantee the capital securities as described in this prospectus.

     The trust will pay semi-annual distributions on the capital securities at the annual rate of $ per capital security and may defer distributions for up to 10 consecutive semi-annual periods. The capital securities may be redeemed at any time for any reason, and at other times for the reasons described in this prospectus.

     INVESTING IN THE CAPITAL SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                                    UNDERWRITING
                                                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                       PUBLIC(1)     COMMISSIONS      THE TRUST
                                                       ---------    -------------    -----------
Per capital security.................................          $           (2)                 $
Total................................................  $                   (2)       $


(1) Plus accumulated distributions, if any, from July   , 1999.


(2) Since the trust will use the proceeds from the sale of the capital securities to purchase our junior debentures, we have agreed to pay an
    underwriting commission of $     per capital security, or a total of
    $       for the sale of the capital securities.


     Delivery of the capital securities in book-entry form only will be made on
or about July   , 1999.


     These securities are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
               MCDONALD INVESTMENTS
                       A KEYCORP COMPANY
                               J.P. MORGAN & CO.
                                             SALOMON SMITH BARNEY


                 The date of this prospectus is July   , 1999.

                               ------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
FORWARD-LOOKING STATEMENTS..........     3
SUMMARY OF OFFERING.................     4
RATIOS OF EARNINGS TO FIXED
  CHARGES...........................     7
RISK FACTORS........................     8
KEYCORP.............................    11
KEYCORP CAPITAL III.................    14
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................    15
USE OF PROCEEDS.....................    17
ACCOUNTING TREATMENT................    17
CAPITALIZATION......................    18
DESCRIPTION OF CAPITAL SECURITIES...    20
DESCRIPTION OF JUNIOR DEBENTURES....    32
DESCRIPTION OF THE GUARANTEE AND THE
  EXPENSE AGREEMENT.................    38

                                      PAGE
                                      ----
RELATIONSHIP AMONG THE CAPITAL
  SECURITIES, THE JUNIOR DEBENTURES,
  THE GUARANTEE AND THE EXPENSE
  AGREEMENT.........................    40
BOOK-ENTRY ISSUANCE.................    42
U.S. FEDERAL INCOME TAX
  CONSIDERATIONS....................    45
ERISA CONSIDERATIONS................    47
UNDERWRITING........................    49
NOTICE TO CANADIAN RESIDENTS........    50
VALIDITY OF SECURITIES..............    52
EXPERTS.............................    52
WHERE YOU CAN FIND MORE
  INFORMATION.......................    53

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. NEITHER WE, THE TRUST NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, and the information incorporated by reference in this prospectus, contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future financial performance, business plans and strategies of KeyCorp and the trust and most other statements that are not historical in nature. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. Besides the specified risk factors identified beginning on page 8, some of the uncertainties that could effect the accuracy of forward-looking statements include:

      --  sharp or rapid changes in interest rates;

      -- significant changes in the economy that could materially change anticipated credit quality trends and the ability to generate loans;

      -- failure of the capital markets to function consistent with customary levels;

      -- significant delay in or inability to execute strategic initiatives designed to grow revenues or manage expenses;

      --  consummation of significant business combinations or divestitures;

      -- unforeseen business risks related to Year 2000 computer systems issues; and

      -- significant changes in accounting, tax or regulatory practices or requirements.

                              SUMMARY OF OFFERING

     This summary highlights information contained in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in the capital securities. You should read the entire prospectus carefully, especially the risk of investing in capital securities discussed under the "Risk Factors" section beginning on page 8.

KEYCORP....................  We are a bank holding company engaged primarily in the business of commercial and retail banking. We are one of the nation's largest bank holding companies, with consolidated total assets of $80.0 billion at March 31, 1999. Our subsidiaries provide a wide range of banking, equipment leasing, fiduciary and other financial services to corporate, individual and institutional customers through four businesses: Key Corporate Capital, Key Consumer Finance, Key Community Bank and Key Capital Partners. These services are provided across much of the country through full-service banking offices in 13 states, a 24-hour telephone banking call center services group and nearly 2,600 ATMs at March 31, 1999.

                             Our principal office and mailing address is at 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-6300.

KEYCORP CAPITAL III........  KeyCorp Capital III is a Delaware statutory business trust created solely for the purpose of issuing capital securities to investors and common securities to us and investing the proceeds in an equivalent amount of our junior debentures. The junior debentures will be the sole assets of the trust.

                             The trust has its principal office and mailing address at c/o KeyCorp, 127 Public Square, Cleveland, Ohio, 44114-1306. Its telephone number is (216) 689-6300.

CAPITAL SECURITIES
OFFERED....................  $250,000,000 aggregate liquidation amount of      %
                             Capital Securities.

LIQUIDATION AMOUNT.........  $1,000 per capital security.


OFFERING PRICE.............  $     per capital security, plus accumulated
                             distributions, if any, from July   , 1999.


DISTRIBUTION AMOUNT........  Each capital security will pay distributions
                             totaling $     per year, or      % of the
                             liquidation amount of the capital security.

DISTRIBUTION DATES.........                 and                of each year,
                             beginning on             , 1999, subject to any
                             deferral.


JUNIOR DEBENTURES..........  We will issue and sell to the trust $257,800,000
                             aggregate principal amount of our      % Junior
                             Subordinated Deferrable Interest Debentures due
                                            , 20  .


DEFERRAL OF
DISTRIBUTIONS..............  We may defer interest payments on the junior debentures for up to 10 consecutive semi-annual periods. If we defer interest payments, the trust also will defer the payment of distributions on the capital securities. During any deferral period, distributions will continue to accumulate on the capital securities and additional distributions will accumulate on these deferred distributions at
                             the annual rate of $     per capital security.
                             During any deferral period, you will be required to accrue interest income and include it in your gross income for U.S. federal income tax purposes, even if you are a cash basis taxpayer.

RANKING....................  The capital securities will rank equally with the common securities. Except in cases of default, distributions will be made simultaneously and proportionately on the capital securities and common securities. In case of default, holders of capital securities will have priority in right of payment over holders of common securities.

                             The junior debentures are not secured by any of our property or assets and will rank junior in priority of payment to all of our senior indebtedness.

REDEMPTION.................  The trust must redeem the capital securities and common securities:

                              (1) in whole but not in part when we repay the
                                  principal on the junior debentures at their maturity;

                              (2) if we elect to redeem the junior debentures in
                                  whole but not in part at any time upon the occurrence of (a) changes in U.S. federal income tax laws or regulations that could have adverse tax consequences for us or the trust or (b) changes that could prevent us from treating an amount equal to the liquidation amount of the capital securities as "Tier 1" capital for purposes of the applicable Federal Reserve capital adequacy guidelines; and

                              (3) if we elect to redeem the junior debentures in
                                  whole or in part at any time.

                             The redemption price will be calculated pursuant to the applicable formula specified in this prospectus. The applicable formula will depend upon which redemption right we exercise.

LIQUIDATION DISTRIBUTION...  We may dissolve the trust at any time with the prior approval of the Federal Reserve, if then required. If we dissolve the trust, the trust will distribute the junior debentures to you in exchange for the capital securities. If the exchange is not practical, the trust will distribute an amount equal to $1,000 per capital security plus any accumulated and unpaid distributions. In all cases, however, distributions will be made only to the extent of the trust's assets that are available after satisfaction of all liabilities to creditors.

GUARANTEE..................  We will guarantee payments on the capital securities, but only to the extent that the trust has funds available on hand to make those payments. Our obligations under the guarantee agreement will rank junior in right of payment to all of our senior indebtedness.

MATURITY...................  The junior debentures will mature on
                                            , 20  , at which date the trust must
                             redeem the capital securities at a price equal to $1,000 per capital security plus all accrued and unpaid distributions.

USE OF PROCEEDS............  The trust will use the proceeds from this offering to purchase the junior debentures issued by us. We expect to use the net proceeds from the sale of the junior debentures to the trust for general corporate purposes, which may include (1) investments in, or extensions of credit to, our subsidiaries, (2) repurchases or redemptions of our capital stock and (3) financing possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities.

                             We have not specifically allocated any of the proceeds to these purposes, although our management has determined that funds should be borrowed at this time. The precise amount and timing of investments in, or extensions of credit to, our subsidiaries will depend on our subsidiaries' funding requirements and the availability of other funds. We may temporarily invest the net proceeds or apply the net proceeds to the reduction of short-term indebtedness.

BOOK-ENTRY ISSUANCE ONLY...  The capital securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company or its nominee. This means that, except in limited circumstances, you will not receive a certificate for the capital securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table shows our consolidated ratios of earnings to fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 1998 and for each of the quarterly periods ended March 31, 1999 and 1998.

     For the purpose of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divided consolidated income, before income taxes and extraordinary item, plus fixed charges by fixed charges. Fixed charges consist of:

      -- consolidated interest expense, excluding or including interest on deposits, as the case may be; and

      -- that portion of rental expense which is deemed representative of the interest factor, net of income from subleases.

                                           THREE MONTHS
                                              ENDED
                                            MARCH 31,            YEAR ENDED DECEMBER 31,
                                           ------------    ------------------------------------
                                           1999    1998    1998    1997    1996    1995    1994
                                           ----    ----    ----    ----    ----    ----    ----
RATIO OF EARNINGS TO FIXED CHARGES
  Excluding deposit interest.............  2.09x   2.01x   1.97x   2.24x   2.41x   2.42x   3.50x
  Including deposit interest.............  1.62x   1.50x   1.51x   1.53x   1.50x   1.46x   1.70x

RATIO OF EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS
  Excluding deposit interest.............  2.09x   2.01x   1.97x   2.24x   2.38x   2.35x   3.34x
  Including deposit interest.............  1.62x   1.50x   1.51x   1.53x   1.49x   1.45x   1.68x

                                  RISK FACTORS

     An investment in the capital securities involves a number or risks, some of which relate to the terms of the capital securities or the junior debentures and others of which relate to KeyCorp and its business. You should carefully review the following information about these risks together with other information contained in this prospectus and in documents incorporated by reference in this prospectus before deciding whether this investment is suitable for you.

YOU ARE MAKING AN INVESTMENT DECISION WITH REGARD TO THE JUNIOR DEBENTURES AS WELL AS THE CAPITAL SECURITIES.

     The trust will rely on the payments it receives on the junior debentures to fund all payments on the capital securities. In addition, the trust may distribute the junior debentures in exchange for the capital securities upon liquidation of the trust. Accordingly, you should carefully review the information in this prospectus regarding both of these securities.

PAYMENTS ON THE CAPITAL SECURITIES ARE DEPENDENT ON OUR PAYMENTS ON THE JUNIOR DEBENTURES.

     The ability of the trust timely to pay distributions on the capital securities and to pay the liquidation amount is dependent upon us making the related payments on the junior debentures when due.

     If we default on our obligation to pay principal of or interest on the junior debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount. As a result, you will not be able to rely upon the guarantee for payment of these amounts. You or the property trustee of the trust may, however, sue us to enforce the rights of the trust under the junior debentures. For more information, please refer to "Description of Capital Securities -- Enforcement rights" and "Relationship Among Capital Securities, Junior Debentures, the Guarantee and the Expense Agreement -- Enforcement rights of holders of capital securities".

OUR OBLIGATIONS WILL BE DEEPLY SUBORDINATED AND WE WILL PAY OUR OTHER DEBT OBLIGATIONS BEFORE WE PAY YOU.

     Our obligations under the guarantee and under the junior debentures are unsecured and rank subordinate and junior in right of payment to all of our senior indebtedness, which includes nearly all of our existing indebtedness, other than a total of $1.25 billion debentures previously issued to our other subsidiary trusts as of March 31, 1999. For further information regarding our existing indebtedness, see "Description of Guarantee -- Status of the guarantee" and "Description of Junior Debentures -- Subordination."

     Because we are a holding company, our right to participate in any distribution of the assets of our banking or nonbanking subsidiaries, upon a subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the junior debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of junior debentures and the guarantee should look only to our assets for payments on the junior debentures and the guarantee.

     Neither the indenture governing the junior debentures nor the amended trust agreement and the guarantee relating to the capital securities place any limitation on the nature or amount of additional indebtedness that we, or our subsidiaries, may incur in the future.

YOU WILL NOT RECEIVE TIMELY DISTRIBUTIONS IF WE ELECT TO DEFER PAYMENTS.

     We may defer the payment of interest on the junior debentures at any time up to 10 consecutive semi-annual periods, provided that (1) no deferral period may extend beyond the stated maturity date and (2) we are not in default under the indenture governing the junior debentures. If there is a deferral, the trust also will defer distributions on the capital securities. During a deferral period, your distributions will continue to accrue, and interest on the unpaid distributions will compound semi-annually.

     At the end of any deferral period and the payment of all interest then accrued and unpaid, we may elect to begin a new deferral period. There is no limitation on the number of deferral periods. For further information on our option to defer payments, see "Description of Capital
Securities -- Distributions -- Deferral period," and "Description of Junior Debentures -- Interest".

IF WE ELECT TO DEFER INTEREST PAYMENTS, YOU WILL HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE THE MONEY.

     During a deferral period, you will be required to accrue interest income for U.S. federal income tax purposes on your proportionate share of the junior debentures held by the trust, even if you are a cash basis taxpayer. As a result, you need to include this income in your gross income for U.S. federal income tax purposes in advance of the receipt of cash. You also will not receive the cash related to any accrued and unpaid interest income from the trust if you dispose of the capital securities prior to the record date for the payment of distributions. For further information, see "Federal Income Tax
Considerations -- Interest income and original issue discount" and "-- Sale or redemption of capital securities".

THE MARKET PRICE OF THE CAPITAL SECURITIES MAY NOT REFLECT UNPAID INTEREST AND YOU MAY SUFFER A LOSS IF YOU SELL THEM WHILE INTEREST REMAINS UNPAID.

     Because of our right to defer interest payments on the junior debentures, the market price of the capital securities may be more volatile than the market prices of similar securities that do not have this feature. If we exercise our right to defer, the market price of the capital securities may decline. Accordingly, the capital securities that you purchase, whether in this offering or in the secondary market, or the junior debentures that you may receive on liquidation of the trust, may trade at a discount to the price that you paid.

     If you dispose of your capital securities before the record date for the payment of a distribution, then you will not receive that distribution. However, you will be required to include accrued but unpaid interest on the junior debentures through the date of the sale as ordinary income for U.S. federal income tax purposes and to add the amount of the accrued but unpaid interest to your tax basis in the capital securities. Your increased tax basis in the capital securities will increase the amount of any capital loss that you may have otherwise realized on the sale. In general, an individual taxpayer may only offset $3,000 of capital losses against regular income during any year. For further information on tax consequences, see "U.S. Federal Income Tax Considerations -- Sale or redemption of capital securities".

WE MAY REDEEM THE JUNIOR DEBENTURES AT ANY TIME OR UPON THE OCCURRENCE OF SPECIFIED TAX OR REGULATORY EVENTS.

     We may redeem the junior debentures at any time in whole or in part. In addition, we may redeem the junior debentures within 90 days following the occurrence of specified tax or regulatory events, including:

      -- any change in tax laws or regulations that poses a substantial risk that the capital securities might lose their special tax treatment; and

      -- any change in laws or regulations that poses a substantial risk that we will not be able to treat the capital securities as "Tier 1" capital for purposes of the Federal Reserve capital adequacy guidelines.

     If we redeem the junior debentures, the trust will be required to redeem the capital securities. The calculation of the redemption price will depend upon which redemption option we have exercised.

     We will need the prior approval of the Federal Reserve to make a redemption, if then required under applicable Federal Reserve capital guidelines or policies. For further information on redemption, see "Description of Capital Securities -- Redemption".

THE TRUST MAY DISTRIBUTE THE JUNIOR DEBENTURES IN EXCHANGE FOR THE CAPITAL SECURITIES, WHICH COULD AFFECT THE MARKET PRICE AND COULD BE A TAXABLE EVENT.

     We may dissolve the trust at any time. After satisfying its liabilities to its creditors, the trust may distribute the junior debentures to the holders of the capital securities and common securities. We will not dissolve the trust without the prior approval of the Federal Reserve, if then required under applicable Federal Reserve capital guidelines or policies. For further information, see "Description of Capital Securities -- Liquidation distribution upon termination".

     We cannot predict the market prices for capital securities or for junior debentures that may be distributed in exchange for capital securities. Accordingly, the capital securities, or the junior debentures that you may receive on liquidation of the trust, may trade at a discount to the price that you paid to purchase the capital securities.

     Under current U.S. federal income tax law and assuming, as we expect, that the trust will not be classified as an association taxable as a corporation, you should not be taxed if we dissolve the trust and the trust distributes junior debentures to you. However, if the trust were to become taxed on the income received or accrued on the junior debentures due to a tax event, both you and the trust might be taxed on a distribution of the junior debentures by the trust. For further information, see "U.S. Federal Income Tax
Considerations -- Distribution of junior debentures to holders of capital securities upon liquidation of the trust".

INVESTORS WILL NOT CONTROL THE ADMINISTRATION OF THE TRUST AND WILL HAVE LIMITED VOTING RIGHTS.

     We will hold all the common securities of the trust. These securities give us the right to control nearly all aspects of the administration, operation or management of the trust, including selection and removal of the administrative trustees. The capital securities, on the other hand, will generally have no voting rights. You will be able to vote only on matters relating to the modification of the terms of the capital securities or the junior debentures, the acceleration of payments and other matters described in this prospectus. For further information, see "Description of Capital Securities -- Voting rights".

THE TRADING CHARACTERISTICS OF THE CAPITAL SECURITIES MAY ADVERSELY AFFECT THEIR LIQUIDITY.

     The capital securities have not been listed on a national securities exchange or the NASDAQ Stock Market. The absence of such a listing for the capital securities could adversely affect the liquidity of the capital securities.

YEAR 2000 ISSUE MAY CAUSE COMPUTER PROBLEMS.

     Many existing computer programs use only two digits to identify a year in a data field. These programs were designed and developed without considering the upcoming end of the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Year 2000 issue affects us because the financial services industry depends heavily on computer applications. For information regarding our efforts in handling the Year 2000 issue, see "KeyCorp -- Our Year 2000 efforts".

                                    KEYCORP

OVERVIEW

     KeyCorp, incorporated in 1958 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, is headquartered in Cleveland, Ohio. We are engaged primarily in the business of commercial and retail banking. At March 31, 1999, we were one of the nation's largest bank holding companies with consolidated total assets of $80.0 billion. Our subsidiaries provide a wide range of banking, equipment leasing, fiduciary and other financial services to corporate, individual and institutional customers through four businesses: (1) Key Corporate Capital; (2) Key Consumer Finance;
(3) Key Community Bank; and (4) Key Capital Partners.

     As of March 31, 1999, these services were provided across much of the country through subsidiaries operating 969 full-service banking offices in 13 states, a 24-hour telephone banking call center services group and nearly 2,600 ATMs. At March 31, 1999, we, together with our subsidiaries, had 25,650 full-time equivalent employees.

     We are a legal entity separate and distinct from our banking and other subsidiaries. Accordingly, our rights and the rights of our security holders and creditors to participate in any distribution of the assets or earnings of our banking and other subsidiaries is necessarily subject to the prior claims of the respective creditors of our banking and other subsidiaries, except to the extent that our claims in our capacity as a creditor of our banking and other subsidiaries may be recognized.

     Our principal executive office is located at 127 Public Square, Cleveland, Ohio 44114-1306. Our telephone number is (216) 689-6300.

OUR SUBSIDIARIES

     Our largest banking subsidiaries are:

      -- KeyBank National Association, headquartered in Cleveland, Ohio -- the 12th largest bank in the United States at December 31, 1998, based on asset size. KeyBank had $72.9 billion in total assets and 969 full-service banking offices in Alaska, Colorado, Idaho, Indiana, Maine, Michigan, New Hampshire, New York, Ohio, Oregon, Utah, Vermont and Washington at March 31, 1999; and

      -- Key Bank USA, National Association, headquartered in Cleveland, Ohio, with total assets of $5.4 billion at March 31, 1999. Key Bank USA is involved in consumer loan activities.

     In addition to the customary banking services of accepting deposits and making loans, our subsidiaries provide specialized services, including personal and corporate trust services, personal financial services, customer access to mutual funds, cash management services, investment banking and capital markets products, and international banking services. Through our subsidiary banks, trust companies and registered investment adviser subsidiaries, we provide investment management services to institutional and individual clients, including large corporate and public retirement plans, foundations and endowments, high net worth individuals and Taft-Hartley plans - multiemployer trust funds providing pension, vacation, or other benefits to employees. In addition, our investment management subsidiaries serve as investment advisers to our proprietary mutual funds.

OUR MAJOR LINES OF BUSINESS

     Key Corporate Capital. We offer a complete range of financing, transaction processing and financial advisory services to corporations throughout the country through Key Corporate Capital. This line of business also operates one of the largest bank-affiliated equipment leasing companies with operations conducted both domestically and throughout Europe and Asia. Key Corporate Capital's business units are organized around specialized industry client segments, inclusive of commercial real estate, lease financing, structured finance, healthcare and media/telecommunications.

     In serving these targeted segments, Key Corporate Capital provides a number of specialized services, including international banking, and corporate finance advisory services, and, based on transaction volume, is a leading provider of cash management services. Key Corporate Capital also provides investment banking, capital markets, 401(k) and trust custody products through Key Capital Partners.

     Key Consumer Finance. Key Consumer Finance is responsible for our indirect, non-branch-based consumer loan products. This line of business specializes in automobile loans and leases, home equity loans, education loans, marine and recreational vehicle loans, and credit cards. As of December 31, 1998, based on the volume of loans generated, Key Consumer Finance was one of the: (1) five largest education lenders in the nation, (2) top ten in retail automobile financing and (3) leading providers of financing for consumer purchases of marine and recreational vehicles.

     Key Community Bank. Key Community Bank is responsible for delivering a complete line of branch-based financial products and services to small businesses, consumers, and commercial banking businesses. The delivery of these products and services is accomplished through 969 KeyCenters, a 24-hour telephone banking call center services group, nearly 2,600 ATMs that access 14 different networks and comprise one of the largest ATM networks in the United States, and a core team of relationship management professionals.

     Key Capital Partners. Key Capital Partners provides clients with asset management, investment banking, capital markets, insurance and brokerage expertise. It also plays a major role in generating fee income through its broad range of investment choices and customized products. Key Capital Partners is comprised of two major business groups. One group, operating under the name "McDonald Investments", includes retail and institutional brokerage, equity and fixed income trading and underwriting, investment banking, capital markets products, loan syndication and trading, public finance and clearing operations. The second major business group includes asset management, mutual funds, institutional asset services, venture capital, mezzanine finance, alliance funds, wealth management and insurance. Leveraging our corporate and community banking distribution channels and client relationships is and will continue to be an essential factor in ensuring Key Capital Partners' future growth and success.

     We provide other financial services both inside and outside of our primary banking markets through our nonbank subsidiaries. These services include accident and health insurance on loans made by banking subsidiaries, venture capital, community development financing, securities underwriting and brokerage, automobile financing and other financial services. We are also an equity participant in a joint venture with Key Merchant Services, L.L.C., which provides merchant services to businesses.

RECENT DEVELOPMENTS

     Electronic Payment Services, Inc. On February 28, 1999, Electronic Payment Services, Inc., an electronic funds transfer processor in which we held a 20% ownership interest, merged with a wholly owned subsidiary of Concord EFS, Inc., a Delaware corporation. We received approximately 5.9 million shares of Concord EFS stock and recognized a gain of $134 million, or $85 million after taxes, on the transaction. The gain was recorded in gains from divestitures on our income statement.

     Long Island District Sale. On May 26, 1999, we reached a definitive agreement for the sale of our Long Island District to The Dime Savings Bank of New York, FSB. Our Long Island District includes 28 branches with approximately $1.3 billion in deposits. Completion of the sale, which is subject to regulatory approval, is expected in the third quarter of 1999.

OUR YEAR 2000 EFFORTS

     The Year 2000 issue refers to the fact that many computer systems were originally programmed using two digits rather than four digits to identify the applicable year. Therefore, when the year 2000 occurs, these systems could interpret the year as 1900 rather than 2000. Unless hardware, system software and applications are corrected to be Year 2000 compliant, computers and the devices they control could generate miscalculations and create operational problems. Various systems could be affected ranging from complex computer systems to telephone systems, ATMs and elevators.

     To address this issue, we developed an extensive plan in 1995, including the formation of a team consisting of internal resources and third-party experts. The plan has been in implementation since that time and consists of five major phases:

      -- awareness -- ensuring a common understanding of the issue throughout the KeyCorp organization;

      -- assessment -- identifying and prioritizing the systems and third parties with whom we have exposure to Year 2000 issues;

      -- renovation -- enhancing, replacing or retiring hardware, software and system applications;

      --   validation -- testing modifications made; and

      -- implementation -- certifying Year 2000 compliance and user understanding and acceptance.

     We have completed the awareness and assessment phases. The remaining phases are substantially complete and final testing and refinement will be addressed in 1999. As of March 31, 1999, we had completed all of the above phases for approximately 90% of the core systems identified. We expect to complete compliance efforts for the remaining technology components by June 30, 1999.

     As a financial institution, we may experience increases in problem loans and credit losses in the event that borrowers fail to properly respond to this issue. In addition, we may incur higher funding costs if consumers react to publicity about the issue by withdrawing deposits. We also could be impacted if third parties we deal with in conducting our business, such as foreign banks, governmental agencies, clearing houses, telephone companies, and other service providers, fail to properly address this issue.

     Accordingly, we have formed a separate internal team charged with the task of: (1) identifying critical business interfaces, (2) assessing potential problems relating to credit, liquidity and counterparty risk, and (3) where appropriate, developing contingency plans. This team has been surveying significant credit customers to ascertain their Year 2000 readiness and to evaluate the level of potential credit risk to us. Based on the information obtained, specific follow-up policies will be established and the adequacy of our allowance for loan losses will be assessed. The results of the assessment will be reflected in the assignment of an appropriate risk rating in our loan grading system. On an ongoing basis, we are also contacting significant third parties with which we conduct business to determine the status of their Year 2000 compliance efforts.

     Despite these actions, we cannot guarantee that significant customers or critical third parties will adequately address their Year 2000 issues. Consequently, we are developing contingency plans to help mitigate the risks associated with: (1) potential delays in completing the renovation, validation and implementation phases of our Year 2000 plans and (2) the failure of external parties to adequately address their Year 2000 issues. These plans were well underway by the 1998 year end and address primarily contingency solutions for our core systems and the identification of alternative business partners.

     Because the Year 2000 issue has never previously occurred, we are unable to foresee or quantify the possible overall financial and operational impact or to determine whether it will be material to our financial condition or operations.

     The cost of the project, currently estimated to be $45 million to $50 million, and timing of its implementation are based on our management's best estimates. We derived these estimates using numerous assumptions about future events, including the continued availability of certain resources and other factors. However, we cannot guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. As of March 31, 1999, we had spent approximately $44 million of our total estimated project cost. We currently expect that the estimated remaining cost of $1 million to $6 million will be recognized in 1999 and the first half of 2000. The total cost of the project is being funded through operating cash flows.

SUPERVISION AND REGULATION

     As a bank holding company, we are subject to regulation, supervision and examination of the Federal Reserve under the Bank Holding Company Act. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, reference is made to our annual report on Form 10-K for the fiscal year ended December 31, 1998, incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

     Our earnings also are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve, the Office of the Comptroller of the Currency, which is the principal regulator of our bank subsidiaries, and the Federal Deposit Insurance Corporation, which insures, up to applicable limits, the deposits of all of our full-service banking subsidiaries. In addition, there are numerous governmental requirements and regulations which affect our business activities.

     Depository institutions such as our bank subsidiaries are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other financial services subsidiaries that are subject to regulation, supervision and examination by the Federal Reserve, as well as other applicable state and federal regulatory agencies and self-regulatory organizations. For example, our brokerage and asset management subsidiaries are subject to supervision and regulation by the SEC, the NASD or the NYSE and state securities regulators, and our insurance subsidiaries are subject to regulation by the insurance regulatory authorities of the various states. Our other nonbank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business, or both.

                              KEYCORP CAPITAL III

     KeyCorp Capital III is a statutory business trust created under Delaware law. The trust was created under (1) a trust agreement, dated as of April 13, 1999, executed by us, as depositor, Daniel R. Stolzer, as trustee, and Bankers Trust (Delaware), as trustee, and (2) the filing of a certificate of trust with the Delaware Secretary of State on April 13, 1999. This trust agreement will be amended and restated in its entirety, substantially in the form filed as an exhibit to the registration statement.

     The trust will issue the capital securities and the common securities under the amended trust agreement. The capital securities will represent preferred undivided beneficial interests in the assets of the trust, and the common securities will represent common undivided beneficial interests in the assets of the trust.

     At the closing of the offering, we will purchase all of the common securities from the trust. The common securities will represent at least 3% of the trust's total capital at the closing. The capital securities will represent the remaining 97% or less of the trust's total capital at the closing. We will continue to hold all the common securities, directly or through our subsidiaries, after the closing.

     The trust exists solely for the following purposes:

      --   to issue and sell the capital securities and common securities;

      -- to use the proceeds from the sale of the capital securities and common securities to acquire the junior debentures; and

      -- to engage only in those other activities that are necessary or incidental to those activities.

     The trust will have no assets other than the junior debentures and the right to receive reimbursement of certain expenses under an expense agreement. Consequently, the trust will have no revenue other than payments under the junior debentures and the expense agreement.

     The trust has a term of approximately 31 years but may dissolve earlier as provided in the amended trust agreement. The Trust's business and affairs will be conducted by its trustees. The trustees will include Bankers Trust Company, as property trustee, and Bankers Trust (Delaware), as Delaware trustee. In addition, as the holder of the common securities, we will select two individuals who will act as administrative trustees of the trust. The administrative trustees will initially be our employees or officers.

     We will fully, irrevocably and unconditionally guarantee the capital securities to the extent that the trust has funds sufficient to make payments. We also will reimburse the trust for all of its expenses and liabilities other than the trust's obligations under the capital securities and the common securities. We will also pay the expenses of this offering, including the underwriters' commissions.

     The trust does not have separate financial statements. The statements would not be material to holders of the capital securities because the trust has no independent operations. In addition, we anticipate that the trust will not be subject to the reporting requirements of the Securities Exchange Act of 1934.

     The principal executive office of the trust is 127 Public Square, Cleveland, Ohio 44144-1306, Attention: Office of the Secretary, and its telephone number is (216) 689-6300.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents summary consolidated financial data for each of the years in the five-year period ended December 31, 1998 and for each of the quarterly periods ended March 31, 1999 and 1998. The data (except for ratios) for each of the years in the five-year period ended December 31, 1998 has been derived from, and should be read in conjunction with, our audited consolidated financial statements, accompanying notes and other information pertaining to us included in the documents incorporated by reference in this prospectus. The data presented for the three-month periods ended March 31, 1999 and 1998 are not necessarily indicative of the data for the entire year and have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements incorporated by reference in this prospectus. These financial statements include, in the opinion of management, all adjustments of a normal recurring nature and disclosures which are necessary to present fairly the data for these interim periods.

     This summary is qualified in its entirety by the detailed information included in those documents incorporated by reference in this prospectus. The comparability of the data presented is affected by certain acquisitions and divestitures that we have completed in the periods presented. During the first quarter of 1999, we reclassified the distributions on capital securities from noninterest expense to interest expense. Where applicable, all information presented in the following table has been restated to conform to the current presentation.

                                                 THREE MONTHS ENDED
                                                      MARCH 31,                      YEAR ENDED DECEMBER 31,
                                                 -------------------   ----------------------------------------------------
                                                   1999       1998       1998       1997       1996       1995       1994
                                                 --------   --------   --------   --------   --------   --------   --------
                                                     (UNAUDITED)                    (AUDITED (EXCEPT RATIOS))
                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
FOR THE PERIOD
  Interest income..............................  $  1,381   $  1,327   $  5,525   $  5,262   $  4,951   $  5,121   $  4,490
  Interest expense.............................       696        677      2,841      2,517      2,237      2,485      1,797
  Net interest income..........................       685        650      2,684      2,745      2,714      2,636      2,693
  Provision for loan losses....................       111         77        297        320        197        100        125
  Noninterest income...........................       609        356      1,575      1,306      1,087        933        883
  Noninterest expense..........................       748        586      2,483      2,386      2,461      2,312      2,168
  Income before income taxes and extraordinary
    item.......................................       435        343      1,479      1,345      1,143      1,157      1,283
  Income before extraordinary item.............       293        235        996        919        783        789        853
  Net income...................................       293        235        996        919        783        825        853
  Net income applicable to Common Shares.......       293        235        996        919        775        809        837
PER COMMON SHARE
  Income before extraordinary item.............  $    .65   $    .53   $   2.25   $   2.09   $   1.69   $   1.65   $   1.72
  Net income...................................       .65        .53       2.25       2.09       1.69       1.73       1.72
  Net income-assuming dilution.................       .65        .53       2.23       2.07       1.67       1.71       1.70
  Cash dividends...............................       .26       .235        .94        .84        .76        .72        .64
  Book value at period end.....................     13.63      12.15      13.63      11.83      10.92      10.68       9.44
  Weighted average Common Shares (000).........   449,520    438,589    441,895    439,042    459,810    469,574    486,134
  Weighted average Common Shares and potential
    Common Shares (000)........................   454,197    444,836    447,437    444,544    464,282    472,882    490,932
AT PERIOD END
  Loans........................................  $ 61,045   $ 54,900   $ 62,012   $ 53,380   $ 49,235   $ 48,332   $ 46,579
  Earning assets...............................    70,458     64,368     70,240     64,246     59,260     58,762     60,047
  Total assets.................................    79,992     73,198     80,020     73,699     67,621     66,339     66,801
  Deposits.....................................    41,323     41,661     42,583     45,073     45,317     47,282     48,564
  Long-term debt...............................    15,457      9,041     12,967      7,446      4,213      4,003      3,570
  Capital securities...........................     1,244        750        997        750        500          -          -
  Common shareholders' equity..................     6,105      5,338      6,167      5,181      4,881      4,993      4,530
  Total shareholders' equity...................     6,105      5,338      6,167      5,181      4,881      5,153      4,690

                                                 THREE MONTHS ENDED
                                                      MARCH 31,                      YEAR ENDED DECEMBER 31,
                                                 -------------------   ----------------------------------------------------
                                                   1999       1998       1998       1997       1996       1995       1994
                                                 --------   --------   --------   --------   --------   --------   --------
                                                     (UNAUDITED)                    (AUDITED (EXCEPT RATIOS))
                                                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
PERFORMANCE RATIOS
  Return on average total assets...............      1.49%      1.32%      1.32%      1.33%      1.21%      1.24%      1.36%
  Return on average common equity..............     19.48      18.25      17.97      18.89      15.73      17.35      18.87
  Return on average total equity...............     19.48      18.25      17.97      18.89      15.64      17.10      18.56
  Efficiency(1)................................     60.22      58.19      58.49      58.21      60.88      63.03      59.39
  Overhead(2)..................................     33.19      36.12      35.17      40.34      45.51      49.66      46.14
  Net interest margin (taxable equivalent).....      3.95       4.14       4.08       4.54       4.78       4.47       4.83
CAPITAL RATIOS AT PERIOD END
  Equity to assets.............................      7.63%      7.29%      7.71%      7.03%      7.22%      7.77%      7.03%
  Tangible equity to tangible assets...........      5.86       5.81       5.93       5.52       5.88       6.25       6.19
  Tier 1 risk-adjusted capital.................      7.44       6.81       7.21       6.65       7.98       7.53       8.48
  Total risk-adjusted capital..................     11.92      11.38      11.69      10.83      13.01      10.85      11.62
  Leverage.....................................      7.21       6.61       6.95       6.40       6.93       6.20       6.63
ASSET QUALITY DATA
  Nonperforming loans..........................  $    395   $    373   $    365   $    381   $    349   $    333   $    256
  Nonperforming assets.........................       430        421        404        431        400        379        340
  Allowance for loan losses....................       930        900        900        900        870        876        830
  Net loan charge-offs.........................        81         77        297        293        195         99        109
  Nonperforming loans to period end loans......       .65%       .68%       .59%       .71%       .71%       .69%       .55%
  Nonperforming assets to period end loans plus
    OREO and other nonperforming assets........       .70        .77        .65        .81        .81        .78        .73
  Allowance for loan losses to nonperforming
    loans......................................    235.44     241.29     246.58     236.22     249.28     263.15     324.27
  Allowance for loan losses to period end
    loans......................................      1.52       1.64       1.45       1.69       1.77       1.81       1.78
  Net loan charge-offs to average loans........       .53        .58        .52        .57        .40        .21        .25

---------------

(1) The efficiency ratio is noninterest expense, excluding certain nonrecurring charges, divided by taxable-equivalent net interest income plus noninterest income, excluding net securities transactions and gains from certain divestitures.

(2) Overhead is noninterest expense, excluding certain nonrecurring charges, less noninterest income, excluding net securities transactions and gains from certain divestitures, divided by taxable-equivalent net interest income.
                                ---------------

     The basis for the capital ratios presented in the table above is as follows:

      -- Tier 1 capital consists of: (1) common shareholders' equity, excluding net unrealized gains or losses on securities, except for net unrealized losses on marketable equity securities, (2) perpetual preferred stock and (3) capital securities; less goodwill and other non-qualifying intangible assets.

      -- Total risk-adjusted capital consists of: (1) Tier 1 capital, (2) subordinated debt, (3) qualifying preferred stock, (4) the qualifying portion of the allowance for loan losses and (5) the qualifying portion of certain unrealized net holding gains. At least half of a bank holding company's total capital is required to be comprised of Tier 1 capital.

      -- The leverage ratio is Tier 1 capital as a percentage of average quarterly total assets, less goodwill and other non-qualifying intangible assets. Guidelines of the Federal Reserve provide for a minimum leverage ratio of 3% for bank holding companies that either have the highest supervisory rating or have implemented the Federal Reserve's risk-based capital measures for market risk.

                                USE OF PROCEEDS

     The trust will invest all of the proceeds from the sale of the capital securities and the common securities in the junior debentures. We will use the net proceeds from the sale of our junior debentures to the trust for general corporate purposes. These purposes may include:

      --   investments in subsidiaries;

      --   extensions of credit to subsidiaries;

      --   repurchases or redemptions of our capital stock; and

      -- possible future acquisitions including, without limitation, the acquisition of banking and nonbanking companies and financial assets and liabilities.

     We have not specifically allocated the proceeds to these purposes, although our management has determined that funds should be borrowed at this time. The precise amount and timing of investments in, or extensions of credit to, our subsidiaries will depend on our subsidiaries' funding requirements and the availability of other funds. We may temporarily invest the net proceeds or apply the net proceeds to the reduction of short-term indebtedness.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, the trust will be treated as our subsidiary. Accordingly, the accounts of the trust will be included in our consolidated financial statements.

     The capital securities will be included as a component of total liabilities and represented in a separate line item in our consolidated balance sheets. The separate line item is entitled "Corporation-obligated mandatorily redeemable preferred capital securities of subsidiary trusts holding solely debentures of the Corporation". Appropriate disclosures about the capital securities, the guarantee and the junior debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the capital securities as interest expense in our consolidated statements of income.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization (1) as of March 31, 1999 and (2) as adjusted to give effect to the consummation of the offering of the capital securities.

     You should read the following data in conjunction with our consolidated financial statements and information incorporated by reference in this prospectus.

                                                                   MARCH 31, 1999
                                                              -------------------------
                                                              OUTSTANDING    ADJUSTED
                                                              -------------------------
                                                                     (UNAUDITED)
                                                                (DOLLARS IN MILLIONS)
LONG-TERM DEBT
KeyCorp
  Senior medium-term notes due through 2005(1)..............    $   401       $   401
  Subordinated medium-term notes due through 2005(2)........        133           133
  7.50% Subordinated notes due 2006.........................        250           250
  6.75% Subordinated notes due 2006.........................        200           200
  8.125% Subordinated notes due 2002........................        199           199
  8.00% Subordinated notes due 2004.........................        125           125
  8.40% Subordinated capital notes due 1999.................         75            75
  8.404% Notes due through 2001.............................         34            34
  All other long-term debt..................................          5             5
                                                                -------       -------
    Total KeyCorp...........................................      1,422         1,422
Subsidiaries
  Senior medium-term bank notes due through 2004(3).........      9,499         9,499
  Senior euro medium-term bank notes due through 2007(4)....      1,856         1,856
  6.50% Subordinated remarketable securities due 2027.......        313           313
  6.95% Subordinated notes due 2028.........................        300           300
  7.25% Subordinated notes due 2005.........................        200           200
  7.85% Subordinated notes due 2002.........................         93            93
  6.75% Subordinated notes due 2003.........................        200           200
  7.50% Subordinated notes due 2008.........................        165           165
  7.125% Subordinated notes due 2006........................        250           250
  7.55% Subordinated notes due 2006.........................         75            75
  7.375% Subordinated notes due 2008........................         70            70
  7.30% Subordinated notes due 2011.........................        107           107
  Lease financing debt due through 2004(5)..................        600           600
  Federal Home Loan Bank Advances due through 2028(6).......        237           237
                                                                -------       -------
  All other long-term debt..................................         70            70
                                                                -------       -------
    Total subsidiaries......................................     14,035        14,035
                                                                -------       -------
    Total long-term debt....................................     15,457        15,457
CORPORATION-OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  CAPITAL SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY
  DEBENTURES OF THE CORPORATION
  7.826% Capital securities due 2026(7).....................        350           350
  8.250% Capital securities due 2026(7).....................        150           150
  6.625% Capital securities due 2029(7).....................        250           250
  Floating rate capital securities due 2028(7)..............        247           247
  6.875% Capital securities due 2029(7).....................        247           247
      % Capital securities due 20  (8)......................         --           250
                                                                -------       -------
    Total capital securities................................      1,244         1,494
                                                                -------       -------
    Total long-term debt, including capital securities......     16,701        16,951
SHAREHOLDERS' EQUITY
  Preferred stock, $1 par value; authorized 25,000,000
    shares, none issued.....................................         --            --
  Common stock, $1 par value; authorized 1,400,000,000
    shares; issued 491,888,780 shares.......................        492           492
  Capital surplus...........................................      1,409         1,409
  Retained earnings.........................................      5,369         5,369
  Loans to ESOP trustee.....................................        (34)          (34)
  Treasury stock, at cost (44,066,638 shares)...............     (1,075)       (1,075)
  Accumulated other comprehensive loss......................        (56)          (56)
                                                                -------       -------
    Total shareholders' equity..............................      6,105         6,105
                                                                -------       -------
    Total capitalization....................................    $22,806       $23,056

---------------

(1) The weighted average rate on the senior medium-term notes due through 2005 was 6.38%. These notes had a combination of both fixed and floating interest rates.

(2) The weighted average rate on the subordinated medium-term notes due through 2005 was 7.09%. These notes had a combination of both fixed and floating interest rates.

(3) The weighted average rate on the senior medium-term bank notes due through 2004 was 5.11%. These notes had a combination of both fixed and floating interest rates.

(4) The weighted average rate on the senior euro medium-term bank notes due through 2007 was 5.33%. These notes are obligations of KeyBank National Association and had fixed and floating interest rates based on the three-month London Interbank Offered Rate.

(5) The weighted average rate on the lease financing debt was 5.99% and represented primarily nonrecourse debt collateralized by lease equipment under operating, direct financing and sales type leases.

(6) Long-term advances from the Federal Home Loan Bank had a weighted average rate of 4.97%. These advances had a combination of both fixed and floating interest rates.

(7) On December 4, 1996, a subsidiary trust of KeyCorp issued $350,000,000 of capital securities that mature on December 1, 2026. On December 30, 1996, a second subsidiary trust of KeyCorp issued $150,000,000 of capital securities that mature on December 15, 2026. On May 30, 1997, a third subsidiary trust of KeyCorp issued $250,000,000 of Coupon Adjusted Pass-Through Securities, Series A, that mature on June 1, 2029. On June 25, 1998, a fourth subsidiary trust of KeyCorp issued $247,000,000 of capital securities that mature on July 1, 2028. On March 17, 1999, a fifth subsidiary trust of KeyCorp issued $247,000,000 of capital securities that mature on March 17, 2029. These capital securities have terms substantially identical to the capital securities offered by this prospectus and accumulate distributions at an annual rate of 7.826%, 8.250%, 6.625%, three-month LIBOR plus a margin of .74% and 6.875%, respectively, of the liquidation amount of $1,000 per capital security.

(8) The sole assets of the trust will be $     aggregate principal amount of the
    junior debentures issued by us to the trust. The junior debentures will
    mature on          , 20  . We own all of the common securities of the trust.
    We anticipate that the trust will not be subject to the reporting requirements under the Securities Exchange Act of 1934.

                       DESCRIPTION OF CAPITAL SECURITIES

     This section summarizes the material provisions of the capital securities and the amended trust agreement governing the trust. The amended trust agreement and its associated documents, including the capital securities themselves, contain the full legal text of the matters described in this section. We have filed with the SEC a form of the amended trust agreement as an exhibit to our registration statement. See "Where You Can Find More Information" on page 53 for information on how to obtain a copy.

     The amended trust agreement, the capital securities and the common securities are governed by Delaware law.

ISSUANCE AND GENERAL CHARACTERISTICS

     The trust will issue the capital securities and the common securities, with a liquidation amount of $1,000 per security. The capital securities and the common securities will rank equally with one another, and the trust will make all payments on the capital securities proportionately with the common securities, except under certain cases of default under the amended trust agreement.

     The trust will use the proceeds from the sale of the capital securities and the common securities to purchase the junior debentures from us. We will issue the junior debentures under an indenture between us and Bankers Trust Company as further described in "Description of Junior Debentures -- Issuance and general characteristics". Bankers Trust Company will also act as property trustee and will hold legal title to the junior debentures in trust for the benefit of the holders of the capital securities and common securities. We will guarantee, on a subordinated basis, the payment of distributions and other amounts payable on the capital securities, but only to the extent that the trust has funds available on hand to make those payments. For further information on our guarantee, see "Description of the Guarantee and the Expense Agreement".

     The amended trust agreement will be qualified as an indenture under the Trust Indenture Act. The property trustee will act as indenture trustee for the capital securities, in order to comply with the provisions of the Trust Indenture Act.

     The capital securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Whenever we refer to a "holder" of capital securities in this prospectus, we mean the registered holder, which, for any capital securities in book-entry form, will be DTC or its nominee. We discuss matters relevant to global securities under the caption "Book-Entry Issuance".

DISTRIBUTIONS

     Distributions will accumulate on the capital securities from their original
issue date, at the annual rate of      % of their liquidation amount, or
$     per year per capital security. Unless deferred as described below,
distributions will be payable semi-annually in arrears on      and      of each
year to the holders of the capital securities at the close of business on the
     or      next preceding the relevant distribution date. The first
distribution date will be           , 1999. The amount of distributions payable
for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     The trust will have no funds to distribute in respect of the capital securities other than the payments it receives from us in respect of the junior debentures. Consequently, if we defer or for any other reason fail to make interest payments on the junior debentures, the trust will not have funds available to pay distributions on the capital securities. We have no current intention to exercise our right to defer interest payments on the junior debentures.

     Deferral periods. As long as no event of default under the indenture, as described under "Description of Junior Debentures -- Indenture events of default", has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the junior debentures at any time and in each case for a period not exceeding 10 consecutive semi-annual periods. No deferral period may extend beyond the stated maturity of the junior debentures. Before a deferral period ends, we may extend it further, subject to the limit described above. When a deferral period ends and we have paid all interest then accrued and unpaid on the junior debentures, we may begin a new deferral period, so long as no event of default under the indenture has occurred and is continuing. There is no particular limit on the number of deferral periods that we may begin.

     If we elect to defer interest payments on the junior debentures, the trust will defer the payment of distributions on the capital securities during the related deferral period. However, during a deferral period, distributions will continue to accumulate on the capital securities and additional distributions will accumulate on each deferred distribution payment at the annual rate of
     %, compounded semi-annually from the corresponding distribution date. The term "distribution", wherever we use it in this prospectus, includes any of these additional distributions. During a deferral period, holders of capital securities will continue to be required to accrue interest income for U.S. federal income tax purposes. For further information on tax consequences, see "U.S. Federal Income Tax Considerations -- Interest income and original issue discount".

     Any distributions that would otherwise become due and payable during a deferral period will not become due and payable until the day after the period ends. If any capital securities become subject to redemption during a deferral period, that period will end automatically on the day before the redemption date.

     We must give the property trustee and the holders of capital securities notice of our election to begin or extend a deferral period. In general, each notice must be given at least one business day before the record date for the distribution date on which distributions would have been payable but for the election. We must notify the holders in the manner described below in "-- Notices".

     Deferral period restrictions. The indenture provides that, during any deferral period, neither we nor any of our subsidiaries may take any of the following actions:

      -- declare or pay any dividend or other distribution on, or redeem, purchase or otherwise acquire any of our capital stock;

      -- pay any principal, interest or other amount in respect of, or redeem, purchase or otherwise acquire, any of our debt securities that rank equally with or junior to the junior debentures; or

      -- make a guarantee payment with respect to our guarantees of our subsidiaries' securities that rank equally in all respects or junior to the junior debentures.

     The indenture restriction described above provides for significant exceptions. Any of the following that would otherwise be covered by this restriction will nevertheless be permitted:

      -- any transaction in which the only consideration given or to be given by us or any of our subsidiaries is junior securities, as defined below;

      --   any transaction in connection with or arising from:

        -- any employment contract, benefit plan or other similar arrangement with, or for the benefit of, one or more of our employees, officers, directors or consultants;

        --  any dividend reinvestment or stockholders' rights plans; and

        -- any issuance of junior securities as consideration in an acquisition transaction entered into before the applicable deferrable period;

      -- any exchange or conversion of any class or series of our capital stock or indebtedness into or for any other class or series of our capital stock;
      -- any purchase of fractional interests in our capital stock pursuant to the conversion or exchange provisions of a security being converted into or exchanged for capital stock; and
      -- any declaration or payment of a dividend, issuance of rights, stock or other property or redemption or other acquisition of rights in connection with any stockholder rights plan.

"Junior securities" means (1) our capital stock or debt securities that rank, in right of payment in all respects, equally with or junior to the junior debentures and (2) warrants, options and other rights to acquire capital stock or debt securities of the kind described in clause (1).

REDEMPTION

     The capital securities will remain outstanding until the trust redeems them or distributes the junior debentures in exchange for the capital securities. Any redemption of capital securities must occur as described below.

     Redemption of capital securities. If we repay or redeem the junior debentures at any time, the trust will be obligated to redeem a like amount of capital securities and common securities. The redemption of the capital securities will occur on the redemption date, which means the date on which payment of the principal of those junior debentures becomes due under the indenture. The redemption price for the capital securities will be the total liquidation amount of the capital securities being redeemed plus (1) accumulated but unpaid distributions up to but excluding the redemption date and (2) the related amount of the premium, if any, paid by us on the concurrent redemption of the junior debentures.

     Repayment and redemption of junior debentures. We may redeem the junior debentures before their stated maturity as follows:

(1) in whole at any time or in part from time to time, provided that no partial redemption may occur during a deferral period; or

(2) in whole at any time within 90 days after the occurrence of a Tax Event or a Capital Treatment Event, each as defined below.

     If we elect to redeem the junior debentures, we will do so at the relevant redemption price. The redemption price will equal accrued and unpaid interest on the junior debentures being redeemed plus the greater of:

      --   100% of the principal amount of the junior debentures being redeemed;
           or

      -- as determined by a Quotation Agent, the sum of the present value of scheduled payments of principal and interest from the redemption date
           to      , 20   on the junior debentures being redeemed, discounted to
           the redemption date on a semi-annual basis at a discount rate equal
           to the Treasury Rate plus   %, in the case of a redemption under
           clause (1) above, or plus   %, in the case of a redemption under
           clause (2) above.

     Definition of Quotation Agent "Quotation Agent" means           . However,
if           ceases to be a primary U.S. Government securities dealer in New
York City, we will replace them with another primary U.S. Government securities dealer.

     Definition of Treasury Rate. "Treasury Rate" means (1) the yield, under the heading which represents the average for the week immediately prior to the date of calculation, appearing in the most recently published statistical release designated H.15(519) or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity corresponding to the time period from the
redemption date to           , 20   , or if no maturity is within three months
before or after this time period, yields for the two published maturities most closely corresponding to this time period will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month, or (2) if the release or any successor release is not published during the week preceding the calculation date or does not contain such yields, the annual rate equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for the redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

     Definition of Comparable Treasury Issue. "Comparable Treasury Issue" means with respect to any redemption date the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the time period from the
redemption date to           , 20   that would be utilized, at the time of
selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to this time period. If no U.S. Treasury security has a maturity which is
within a period from three months before to three months after           , 20  ,
the two most closely corresponding U.S. Treasury securities shall be used as the Comparable Treasury Issue, and the Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month using such securities.

     Definition of Comparable Treasury Price. "Comparable Treasury Price" means
(a) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the debenture trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     Definition of Reference Treasury Dealer Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the debenture trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the debenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Definition of Reference Treasury Dealer. "Reference Treasury Dealer" means
(1) the Quotation Agent and (2) any other primary U.S. Government securities dealer selected by the debenture trustee after consultation with us.

     Definition of business day. As used in this prospectus, "business day" means a day other than (1) a Saturday or Sunday, (2) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed, or (3) a day on which the property trustee's Corporate Trust Office or the Corporate Trust Office of the debenture trustee is closed for business.

     Definition of Capital Treatment Event. "Capital Treatment Event" means the reasonable determination by us that as a result of:

      -- any amendment to or change, including any announced prospective change, in the laws, or any rules or regulations under the laws, of the United States or of any political subdivision of or in the United States, if the amendment or change is effective on or after the date of this prospectus or

      -- any official or administrative pronouncement or action or any judicial decision interpreting or applying such laws or regulations, if the pronouncement, action or decision is announced on or after the date of this prospectus, there is more than an insubstantial risk that we will not be entitled to treat the liquidation amount of the capital securities as "Tier 1" capital for purposes of the applicable Federal Reserve capital adequacy guidelines as then in effect.

     Definition of Tax Event. "Tax Event" means the receipt by us and the trust of an opinion of independent counsel, experienced in the following matters, to the following effect:

As a result of any tax change, there is more than an insubstantial risk that any of the following will occur:

(1) the trust is, or will be within 90 days after the date of the opinion of counsel, subject to U.S. federal income tax on income received or accrued on the junior debentures;

(2) interest payable by us on the junior debentures is not, or within 90 days after the opinion of counsel will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes; or

(3) the trust is, or will be within 90 days after the date of the opinion of counsel, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

As used above, "tax change" means any of the following:

      -- any amendment to or change, including any announced prospective change, in the laws or any regulations under the laws of the United States or of any political subdivision or taxing authority of or in the United States, if the amendment or change is enacted, promulgated or announced on or after the date of this prospectus; or

      -- any official administrative pronouncement, including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt any procedures or regulations, or any judicial decision interpreting or applying such laws or regulations, whether or not the pronouncement or decision is issued to or in connection with a proceeding involving us or the trust or is subject to review or appeal, if the pronouncement or decision is enacted, promulgated or announced on or after the date of this prospectus.

     Payment of additional amounts. The indenture provides that, if a Tax Event described in items (1) and (3) of the definition of Tax Event above has occurred and is continuing and we do not redeem the junior debentures, we may be required to pay additional sums on the junior debentures. These additional sums would be those amounts necessary to ensure that distributions due and payable on the capital securities and common securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject as a result of a Tax Event.

     Redemption procedures. The property trustee will give notice of any redemption of capital securities to the holders of capital securities not less than 30 nor more than 60 days before the redemption date, unless the redemption results from acceleration of the maturity of the junior debentures and the property trustee cannot reasonably give this notice during this period. In that case, the property trustee will give the notice as soon as practicable. In all cases, the property trustee will give the notice of redemption in the manner described below under "-- Notices".

     Payment of the redemption price for any capital securities will be made against surrender of the certificates representing those capital securities, or, in the case of any capital securities held in book-entry form, in accordance with the applicable procedures of DTC. However, any distributions that are payable on or before the redemption date will be payable to the persons who are the holders of those capital securities on the record date for the distribution.

     If the property trustee gives a notice of redemption, the property trustee will deposit funds sufficient to pay the redemption price for all capital securities to be redeemed on that date to the extent the funds are available to the property trustee. The property trustee, in the case of book-entry capital securities, or the paying agent, in the case of non-book-entry capital securities, will irrevocably deposit these amounts with DTC by noon, New York City time, on the redemption date. If the property trustee gives notice of redemption and deposits funds as required under the amended trust agreement then upon the date of deposit all rights of the holders of the capital securities called for redemption will cease, except the right of those holders to receive the redemption price, without interest, and those capital securities will cease to be outstanding. If payment of the redemption price for any capital securities called for redemption is improperly withheld or refused and not paid either by the trust or by us under the guarantee, or if notice of redemption is not given as required, distributions on those capital securities will continue to accumulate from the original redemption date to the date the redemption price is actually paid.

     If the trust redeems less than all the capital securities and common securities, the aggregate liquidation amount of capital securities and common securities to be redeemed will be allocated proportionately between the outstanding capital securities and the outstanding common securities, based upon their respective aggregate liquidation amounts. Not more than 60 days prior to the redemption date, the property trustee will select the capital securities to be redeemed from among the outstanding capital securities not previously called for redemption. The property trustee may use any method of selection that it deems to be fair and appropriate, including any method that involves the redemption of a portion of the aggregate liquidation amount of any particular holder's capital securities.

     Other purchases of capital securities. Subject to applicable law, we may, and our subsidiaries may, purchase outstanding capital securities by tender, in the open market or by private agreement. These purchases may occur at any time and from time to time.

EXCHANGE OF CAPITAL SECURITIES FOR JUNIOR DEBENTURES

     As the holders of the common securities, we may dissolve the trust at any time in our sole discretion subject to the prior approval of the Federal Reserve, if then required. Upon such an election, the property trustee will dissolve the trust and satisfy liabilities to creditors, if any. The property trustee will then distribute to the holders of the outstanding capital securities and common securities, a like amount of junior debentures in exchange for those securities. In this context, "like amount" means junior debentures having an aggregate principal amount equal to the aggregate liquidation amount of all outstanding capital securities and common securities.

     If an exchange distribution occurs, we will use our best efforts to include the junior debentures on those stock exchanges or other automated quotation systems on which the capital securities are then listed or traded.

     Exchange Procedures. The property trustee will notify holders of capital securities of any exchange not less than 30 nor more than 60 days before the exchange date, in the manner described below under "-- Notices". On the exchange date, the following will occur:

      --   the capital securities will cease to be outstanding;

      -- DTC or its nominee will receive certificates representing the junior debentures to be distributed in exchange for all capital securities held in book-entry form, with those junior debentures also being in book-entry form;

      -- any certificates representing capital securities in non-book-entry form will be deemed to represent a like amount of junior debentures, bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on those capital securities, until those certificates are presented to the paying agent for exchange or transfer; and

      -- all rights of the holders of capital securities will cease, except for the right of holders of capital securities in non-book-entry form to receive certificates representing junior debentures in non-book-entry form upon surrender of the certificates representing their capital securities.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     Under the amended trust agreement, the trust will automatically dissolve upon the occurrence of any of the following events:

      --   the expiration of its term of approximately 31 years;

      --   certain events of bankruptcy, dissolution or liquidation of KeyCorp;

      -- distribution of the junior debentures in exchange for the capital securities and common securities, upon our election to dissolve the trust, as described above under "-- Exchange of capital securities for junior debentures";

      --   redemption of all the capital securities; or

      -- the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

     If the trust dissolves while the capital securities are outstanding, the property trustee will liquidate the trust as expeditiously as the property trustee determines to be possible. After the property trustee satisfies liabilities of the trust's creditors, it will distribute to the holders of the outstanding capital securities and the common securities, a like amount of the junior debentures.

     If the property trustee determines that an exchange distribution is not practical, each holder of outstanding capital securities will be entitled to receive out of the available assets of the trust, after satisfaction of liabilities to creditors of the trust, an amount equal to the liquidation distribution. The "liquidation distribution" for any capital securities will equal the aggregate liquidation amount of those capital securities plus all accrued and unpaid distributions on them to the date of payment. If the liquidation distribution for all outstanding capital securities can be paid only in part because the trust has insufficient assets available to pay it in full, the amounts payable by the trust on the capital securities will be paid proportionately, based on their respective liquidation distributions.

     On any liquidation of the trust, the holders of the common securities will be entitled to receive distributions proportionately with the holders of the capital securities, unless an event of default under the amended trust agreement, a "trust event of default", has occurred and is continuing. In that case, the capital securities will have priority in right of payment over the common securities, as described below under "-- Priority over common securities".

PRIORITY OVER COMMON SECURITIES

     Payment of distributions and the redemption price will be made on the capital securities and the common securities proportionately, based on the respective aggregate liquidation amounts of the two classes, except as follows. If a trust event of default has occurred and is continuing, the trust will not pay any distribution or redemption price, or make any liquidation distribution, in respect of the common securities on any day unless the following have occurred:

      -- in the case of any distribution to be paid, all accumulated and unpaid distributions on all outstanding capital securities for all distribution periods ending on or before the payment day have been paid or duly provided for in cash;

      -- in the case of any redemption price to be paid, the redemption price on all outstanding capital securities called on or before the payment day for redemption has been paid or duly provided for in cash; and

      -- in the case of a liquidation distribution to be made, the liquidation distribution on all outstanding capital securities has been made or duly provided for.

     Accordingly, if a trust event of default has occurred and is continuing, whenever any distributions or redemption price is due and payable in respect of the capital securities, the property trustee will apply all available funds to the payment of those amounts in full in cash before making any payment in respect of the common securities.

     The trust will not make any payment or other distribution in respect of the common securities, including on account of any purchase or other acquisition, while the capital securities are outstanding, other than distributions, the redemption price and the liquidation distribution on the terms set forth in the amended trust agreement.

     If a trust event of default occurs as a result of an indenture event of default, the holders of the common securities will be treated as having waived all rights to act with respect to the trust event of default until all trust events of default have been cured, waived or otherwise eliminated. Until that time, the property trustee will act solely on behalf of the holders of the capital securities and not on behalf of the holders of the common securities, and only the holders of the capital securities will have the right to direct the property trustee to act on their behalf.

TRUST EVENTS OF DEFAULT

     Any one of the following events will be a "trust event of default" under the amended trust agreement:

      -- the occurrence of an "indenture event of default" under the indenture, see "Description of Junior Debentures -- Indenture events of default";

      -- default by the trust in the payment of any distribution when it becomes due and payable and continuation of the default for 30 days;

      -- default by the trust in the payment of any redemption price when it becomes due and payable;

      -- material default or breach under any covenant or warranty of the property trustee or Delaware trustee under the amended trust agreement, and continuation of the default or breach for 60 days after a notice of default has been given; a notice of default may be given only by the holders of at least 25% of the outstanding capital securities, as provided under the amended trust agreement; and

      -- the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 90 days.

     Within five business days after learning about a trust event of default, the property trustee will notify the administrative trustees and the holders of the outstanding capital securities and common securities, unless the trust event of default has been cured or waived.

     We, as depositor, and the administrative trustees are obligated to file annually with the property trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the amended trust agreement.

ENFORCEMENT RIGHTS

     If an indenture event of default occurs, the holders of capital securities must rely on the property trustee, as the holder of the junior debentures, to enforce their rights under the junior debentures and the indenture against us, subject to the following.

     Right to direct property trustee's actions. The holders of a majority of outstanding capital securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the property trustee under the amended trust agreement. This includes the right to direct the property trustee to exercise the remedies available to it as the holder of the junior debentures. Accordingly, the property trustee will not take any of the following actions without obtaining the prior approval of the holders of a majority of the outstanding capital securities, or, in the case of any action that under the indenture may be taken only with the prior consent of each affected holder of junior debentures, without the prior consent of each holder of outstanding capital securities:

      -- direct the time, method or place of conducting any proceeding for any remedy available to, or executing any trust or power conferred on, the indenture trustee with respect to the junior debentures;

      --   waive any past default that may be waived under the indenture;

      -- exercise any right to rescind or annul a declaration that the principal of all the junior debentures be due and payable;

      -- consent to any amendment, modification or termination of the indenture or the junior debentures, if the consent of any holder of junior debentures is required under the indenture; or

      -- revoke any action previously authorized or approved by the holders of the capital securities except by or with the subsequent authorization or approval of the holders of the capital securities.

     Before taking any of the actions described above, the property trustee must also obtain, at our expense, an opinion of counsel, experienced in the following matters, to the effect that the action will not cause the trust to be classified as an association taxable as a corporation, or as other than a grantor trust, for U.S. federal income tax purposes. The property trustee will notify the holders of capital securities of any notice of default with respect to the junior debentures, in the manner described below under "-- Notices".

     Any required approval of holders of capital securities may be given by written consent, without prior notice, or at a meeting convened for that purpose. The property trustee must cause a notice to be given to the holders of capital securities of any meeting at which holders of capital securities are entitled to vote, in the manner described below under "-- Notices".

     Right of direct action. If an indenture event of default has occurred and is continuing and is attributable to our failure to pay any interest or principal on the junior debentures when due and payable, a holder of capital securities may begin a legal proceeding directly against us for enforcement of payment to that holder of the interest or principal due and payable on a like amount of junior debentures. We may not amend the indenture to remove the right of any holder of outstanding capital securities to bring a direct action without the prior written consent of that holder.

     We will have the right under the indenture to set off any payment made to a holder of capital securities in connection with a direct action. Except for the right to bring a direct action, holders of capital securities will not have the right to exercise directly against us any remedy available to a holder of junior debentures.

     Right to accelerate junior debentures. If the holders of junior debentures do not exercise their rights under the indenture to:

      -- accelerate the maturity of the junior debentures when an indenture event of default has occurred and is continuing,

      --   annul a declaration of acceleration of the junior debentures, and

      --   waive certain defaults under the indenture,

then the holders of certain minimum percentages of the outstanding capital securities will be entitled to exercise these specified rights. See "Description of Junior Debentures -- Indenture events of default".

MERGERS, CONSOLIDATIONS, AMALGAMATIONS AND REPLACEMENTS OF THE TRUST

     At our request and with the consent of the holders of a majority of the capital securities, the trust may merge with or into, or consolidate or amalgamate with, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, another entity. Each of these mentioned transactions, referred to as "trust successor transactions", may be consummated only if the other entity is organized as a trust under the laws of any state in the United States and only if all the following requirements are met:

      -- the successor entity, if not the trust, either (1) expressly assumes all the obligations of the trust with respect to the capital securities or (2) substitutes for the capital securities other securities having substantially the same terms as the capital securities, or "successor securities", provided that these successor securities rank at least as high as the capital securities rank with regard to the priority in right of payment of all distributions and other amounts payable upon liquidation, redemption and otherwise;

      -- the successor entity, if not the trust, has a purpose substantially identical to that of the trust;

      -- a trustee of the successor entity, if not the trust, possessing the same powers and duties as the property trustee is appointed to hold the junior debentures;

      -- the trust successor transaction does not cause the capital securities, or any successor securities, to be downgraded by any nationally recognized statistical rating organization that assigns ratings to the capital securities;

      -- the trust successor transaction does not adversely affect the rights, preferences and privileges of the holders of the capital securities, or any successor securities, in any material respect;

      -- prior to the trust successor transaction, we and the trust have received an opinion from our independent counsel, experienced in the following matters, to the effect that (1) the trust successor transaction will not adversely affect the rights, preferences and privileges of the holders of the capital securities, or any successor securities, in any material respect and (2) upon completion of the trust successor transaction, the trust or the successor entity, as applicable, will not be required to register as an investment company under the Investment Company Act of 1940; and

      -- we, or any permitted successor, together with our permitted assignees, hold all the common securities of the trust or all comparable securities of the successor entity, as applicable, and guarantee the obligations of the successor entity, if not the trust, in respect of the capital securities, or any successor securities, at least to the extent provided by the guarantee.

     Despite the foregoing, the trust may not engage in a trust successor transaction that would cause the trust or the successor entity, as applicable, to be classified as an association taxable as a corporation or as other than a grantor trust for U.S. federal income tax purposes, unless it first obtains the consent of all holders of outstanding capital securities.

AMENDMENT OF THE TRUST AGREEMENT

     We, as holder of common securities, the property trustee and the Delaware trustee, without the consent of the holders of the capital securities, may amend the amended trust agreement from time to time to:

      -- cure any ambiguity, or correct or supplement any provision that may be inconsistent with any other provision, in the amended trust agreement;

      -- make any provision with respect to matters or questions arising under the amended trust agreement that is consistent with the other provisions of the amended trust agreement; and

      -- modify, eliminate or add to any provisions of the amended trust agreement to any extent that may be necessary to ensure that the trust will not be taxable as a corporation or be classified as other than a grantor trust, or to ensure that the junior debentures are treated as our indebtedness, for U.S. federal income tax purposes, or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act;

but only if the amendment does not adversely affect the interests of any holder of capital securities in any material respect and does not become effective until notice of the amendment is given to the holders of capital securities.

     We and the trustees may also amend the amended trust agreement if all of the following requirements are met:

      -- we obtain the consent of the holders of not less than a majority of the outstanding capital securities; and

      -- the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to them in accordance with the amendment will not result in the trust being taxable as a corporation or being classified as other than a grantor trust, or the junior debentures being treated as other than our indebtedness, for U.S. federal income tax purposes or being required to register as an "investment company" under the Investment Company Act.

     Despite the foregoing, each holder of capital securities must consent to an amendment of the amended trust agreement that does any of the following:

      -- changes the amount or timing of any distribution or other payment, or otherwise adversely affects the amount of any distribution or other payment required to be made as of a specified date, in respect of that holder's capital securities; or

      -- restricts the right of that holder to institute suit for the enforcement of any payment on those capital securities on or after the date on which it becomes due and payable.

     For the purpose of any vote or consent of holders of capital securities, any capital securities owned by us, the property trustee, the Delaware trustee or any affiliate of the foregoing will be treated as if they were not outstanding.

VOTING RIGHTS

     The holders of the capital securities will have no voting rights except as provided under "-- Enforcement rights", "-- Amendment of the trust agreement", "Description of Guarantee -- Amendments, assignment and succession", and as otherwise required by law and the amended trust agreement.

NOTICES

     Notices to be given to holders of capital securities held in book-entry form will be given only to DTC in accordance with its applicable procedures. Notices to be given to holders of capital securities held in non-book-entry form may be given by mail to the respective addresses of the holders as they appear in the security register and will be deemed duly given when mailed to those addresses. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

PAYMENT AND PAYING AGENCY

     Payments in respect of any capital securities held in book-entry form will be made only to DTC or its nominee in accordance with DTC's applicable procedures. Payments in respect of any capital securities not held in book-entry form will be made at the offices of any paying agent. However, at our option, distributions payable on non-book-entry capital securities may be paid by check mailed to the persons entitled to receive them, at their addresses appearing on the security register on the relevant record date.

     The property trustee will initially serve as the paying agent. From time to time, the property trustee may select one or more firms to act as the paying agent or as co-paying agents. Each paying agent must be a bank or trust company acceptable to the administrative trustees. A paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and us. In the event there is no paying agent, the property trustee will appoint a firm to act as paying agent.

     If any distribution, redemption price or other amount is payable in respect of the capital securities on a day that is not a business day, the payment may be made on the next succeeding business day unless that business day is in a different calendar year, in which case the payment may be made on the next preceding business day.

     The owners of beneficial interests in capital securities held in book-entry form will not have any rights under the amended trust agreement or the indenture to receive payments in respect of those capital securities. Those beneficial owners will have only such rights as may exist under the applicable procedures of DTC and its direct and indirect participants. For a description of certain matters relating to securities held in book-entry form, see "Book-Entry Issuance".

     Any moneys deposited with the property trustee or any paying agent, or then held in trust by us or the trust, for the payment of any amount due and payable on any capital securities, and remaining unclaimed for two years after the amount has become due and payable, will, at our request, be repaid to us. Thereafter, the holders of those capital securities will look, as a general unsecured creditor, only to us for payment thereof.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as registrar and transfer agent for the capital securities. The property trustee will exchange and register transfers of capital securities without charge by or on behalf of the trust, but will require payment of any tax or other governmental charge that may be imposed in connection with the exchange or transfer. If any capital securities have been called for redemption, the property trustee may refuse to register any transfer of those capital securities.

THE TRUSTEES OF THE TRUST

     Removal, appointment and successors. The holders of at least a majority of the outstanding capital securities may remove either the property trustee or the Delaware trustee for cause or, if an indenture event of default has occurred and is continuing, with or without cause. If one of these trustees is removed by the holders of the outstanding capital securities, the successor may be appointed by the holders of at least 25% of the outstanding capital securities. If one of these trustees resigns, it will appoint its successor. If the trustee fails to appoint a successor, the holders of at least 25% of the outstanding capital securities may appoint a successor. If a successor has not been appointed by the holders, any holder of capital securities or common securities, or the other trustee, may petition a court in the State of Delaware to appoint a successor. As long as no indenture event of default has occurred and is continuing, we, as the holder of the common securities, have the right to remove the property trustee and the Delaware trustee at any time.

     Any Delaware trustee must meet the applicable requirements of Delaware law. Any property trustee must be a national or state-chartered bank and, at the time of appointment, must have securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization and have capital and surplus of at least $50,000,000. No resignation or removal of a trustee, and no appointment of a successor trustee, will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement.

     In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrative trustees. We have this exclusive right as the holder of the common securities.

     Co-trustees and separate property trustee. As long as no event of default has occurred and is continuing, in order to meet the legal requirement of the Trust Indenture Act or of any other jurisdiction where any part of the trust property may be located, we, as the holder of the common securities, and the administrative trustees may at any time appoint a co-trustee or a separate property trustee. We will vest the co-trustee, which will act jointly with the property trustee, or the separate trustee with any property, title, right or power sufficient to enable him to comply with the legal requirements of the Trust Indenture Act or of any other jurisdiction.

     If an indenture event of default is occurred and is continuing, the property trustee will have the sole authority to appoint a co-trustee or a separate trustee.

     Merger, consolidation, etc. If the property trustee or the Delaware trustee merges, consolidates with or converts into, another entity, or another entity succeeds to all or substantially all the corporate trust business of that trustee, that other entity will be the successor of that trustee under the amended trust agreement, but only if that other entity is qualified and eligible to be a trustee.

     Duties of property trustee. The property trustee undertakes to perform only those duties that are specifically set forth in the amended trust agreement. If, however, a trust event of default is continuing, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee will have no obligation to exercise any of the powers vested in it by the amended trust agreement at the request of any holder of capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur as a result.

     If no trust event of default is continuing and the property trustee must decide between alternative causes of action or construe ambiguous provisions in the amended trust agreement, or is unsure of the application of any provision of the amended trust agreement, and the matter is not one on which the holders of capital securities and common securities are entitled under the amended trust agreement to vote, then the property trustee may take any action that it deems to be advisable and in the best interests of the holders of the capital securities and common securities and will have no liability except for its own bad faith, negligence or willful misconduct.

     Conducting the affairs and operations of the trust. The amended trust agreement authorizes and directs the administrative trustees and the property trustee to conduct the affairs of and to operate the trust so that the trust will not be required to register as an "investment company" under the Investment Company Act or be classified as an association taxable as a corporation or as other than a grantor trust for U.S. federal income tax purposes and so that the junior debentures will be treated as our indebtedness for U.S. federal income tax purposes. The amended trust agreement authorizes the property trustee and the holders of common securities to take any action, not inconsistent with applicable law, the certificate of trust of the trust or the amended trust agreement, that they, or any successor entity, determine in their discretion to be necessary or desirable for these purposes, as long as the action does not adversely affect the interests of the holders of the capital securities in any material respect.

NO PREEMPTIVE RIGHTS

     Holders of the capital securities will have no preemptive or similar rights.

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

                        DESCRIPTION OF JUNIOR DEBENTURES

     This section summarizes the material provisions of the junior debentures and a document called the "indenture", which governs the junior debentures. The indenture is a contract between us and Bankers Trust Company, who acts as indenture trustee. The indenture and its associated documents, including the junior debentures, contain the full legal text of the matters described in this section. A copy of the indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" on page 53 for information on how to obtain a copy.

     The indenture and the junior debentures are governed by New York law.

ISSUANCE AND GENERAL CHARACTERISTICS

     We will issue the junior debentures under the indenture concurrently with the issuance of the capital securities. The trust will use the proceeds from the sale of the capital securities, together with the consideration we will pay for the common securities, to purchase the junior debentures. The junior debentures
will initially have an aggregate principal amount of $          , which will
equal the sum of the initial aggregate liquidation amount of the capital securities and the common securities. Unless the trust distributes the junior debentures in exchange for the capital securities as described below, the junior debentures will be held in the name of the property trustee in trust for the benefit of the holders of the capital securities and common securities.

     The junior debentures will be our general and unsecured obligations and will be subordinated in right of payment to all of our senior indebtedness as described in "-- Subordination". Because we are a holding company, the junior debentures will also effectively be subordinated to all existing and future liabilities of our bank or non-bank subsidiaries.

     The junior debentures will have a stated maturity of           , 20   .

INTEREST

     Interest will accrue on the principal of the junior debentures from their
original issue date at the annual rate of   %. Unless deferred as described
below, interest will be payable semi-annually in arrears on
and      of each year commencing on           , 1999, to the persons who are the
record holders of the junior debentures at the close of business on the      or
     next preceding the relevant interest payment date. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     We will have the right to defer the payment of interest on the junior debentures as long as no indenture event of default has occurred and is continuing, as described in "Description of Capital Securities --
Distributions -- Deferral periods". During a deferral period, interest will continue to accrue on the junior debentures and additional interest will accrue
on each deferred interest payment at the yearly rate of   %, compounded
semi-annually from the corresponding interest payment date. The term "interest", wherever we use it in this prospectus with respect to the junior debentures, includes any of this additional interest. In addition, during any deferral period, the indenture will prohibit us and our subsidiaries from taking certain actions described in "Description of Capital
Securities -- Distributions -- Deferral period restrictions".

     Any interest that would otherwise become due and payable in respect of any junior debentures during a deferral period will not become due and payable until the day after the period ends. If the principal of any junior debentures becomes due and payable on a day that would otherwise occur during a deferral period, that period will end automatically on the next preceding day.

REDEMPTION

     We will have the option to redeem the junior debentures before the stated maturity as follows:

(1) in whole at any time or in part from time to time, provided that no partial redemption may occur during a deferral period; or

(2) in whole at any time within 90 days after the occurrence of a Tax Event or a Capital Treatment Event.

     The definitions of "Tax Event" and "Capital Treatment Event" are set forth in "Description of Capital Securities -- Redemption".

     If we redeem any junior debentures, we will do so at the relevant redemption prices set forth in "Description of Capital
Securities -- Redemption -- Repayment and redemption of junior debentures". Unless we default in payment of the redemption price, interest will cease to accrue on the junior debentures called for redemption on and after the redemption date. We may not redeem any junior debentures on a redemption date that would occur during a deferral period unless we redeem all of the outstanding junior debentures.

     We must give notice of any redemption to the holders of the junior debentures not less than 30 days nor more than 60 days before the redemption date, in the manner described below under "-- Notices". In all other respects, the procedures for redeeming the junior debentures will be similar to those for redeeming the capital securities. See "Description of Capital
Securities -- Redemption -- Redemption procedures".

     Payment of additional sums. As described under "Description of Capital Securities -- Redemption -- Payment of additional sums", if a Tax Event has occurred and is continuing, we may be obligated to pay additional sums on the junior debentures.

EXCHANGE OF CAPITAL SECURITIES FOR JUNIOR DEBENTURES

     As described under "Description of Capital Securities -- Exchange of capital securities for junior debentures", we may elect to dissolve the trust and cause the trust to distribute a like amount of the junior debentures to the holders of the capital securities and common securities in exchange for these securities. Junior debentures distributed in exchange for capital securities held in book-entry form will also be issued, upon the distribution, in book-entry form. We expect that the book-entry arrangements for the junior debentures will be substantially similar to those that will apply to the capital securities. For further information on book-entry arrangements, see "Book-Entry Issuance".

     If an exchange distribution occurs, we will be obligated to use our best efforts to list the junior debentures on the NYSE or any other stock exchange or organization on which the capital securities are then listed. We can give no assurance as to the market price of any junior debentures that may be distributed to the holders of the capital securities.

CERTAIN COVENANTS MADE BY US IN THE INDENTURE

     We will make the following covenants in the indenture:

      -- to hold, directly or indirectly through one or more of our subsidiaries, 100% of the common securities, provided that permitted successors under the indenture may succeed to our ownership of the common securities;

      -- not to voluntarily terminate, wind-up or liquidate the trust, except with the prior approval of the Federal Reserve, if then required, and either in connection with (1) a distribution of junior debentures in exchange for capital securities or (2) any merger, consolidation or amalgamation permitted by the amended trust agreement; and

      -- to use our reasonable efforts, consistent with the amended trust agreement, to cause the trust to be classified as a grantor trust and not to be taxable as a corporation for U.S. federal income tax purposes.

MODIFICATION OF THE INDENTURE

     From time to time we and the indenture trustee may, without the consent of the holders of the junior debentures, amend, waive or supplement the indenture for specified purposes. These include curing ambiguities, defects or inconsistencies, provided that doing so does not adversely affect the interests of the holders of the junior debentures or the capital securities in any material respect, and qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act.

     The indenture also permits us and the indenture trustee, with the consent of the holders of a majority of the outstanding junior debentures, to modify the indenture in any manner whatsoever. However, we and the indenture trustee may not modify the indenture in the following ways without the consent of the holder of each outstanding junior debenture:

      --   change the stated maturity of the junior debentures;

      --   reduce the principal amount of the junior debentures;

      -- reduce the rate of interest on or any premium payable upon the redemption of the junior debentures;

      -- change the place of payment where, or the currency in which, any amount is payable on the junior debentures;

      -- impair the right to institute a suit for enforcement of any junior debenture; or

      -- reduce the percentage of principal amount of the outstanding junior debentures, the holders of which are required to consent to any modification of the indenture.

     As long as the capital securities are outstanding, any modification, waiver or termination of the indenture which will adversely affect the holders of the capital securities cannot be made without obtaining the consent of at least a majority of the holders of capital securities. See "Description of Capital Securities -- Enforcement rights".

INDENTURE EVENTS OF DEFAULT

     Each of the following events will be an "indenture event of default":

      -- failure to pay any interest or additional sum on the junior debentures when due and continuation of the default for 30 days, subject to any deferral period;

      --   failure to pay any principal of the junior debentures when due;

      -- failure to observe or perform any other covenants in the indenture in any material respect for 90 days after written notice has been given to us by the indenture trustee or the holders of at least 25% of the outstanding junior debentures; and

      -- certain events of bankruptcy, insolvency or reorganization of KeyCorp.

     If an indenture event of default has occurred and is continuing, either the indenture trustee or the holders of not less than 25% of the outstanding junior debentures may declare the principal of all junior debentures to be due and payable immediately. If the capital securities are outstanding and the indenture trustee or those holders of junior debentures fail to exercise this right, the holders of at least 25% of the outstanding capital securities may do so.

     The holders of a majority of the outstanding junior debentures may annul any declaration of acceleration if we paid or deposited with the property trustee all matured installments of interest and principal, and any additional sums, due otherwise than by acceleration. Upon such payment, if the holders of junior debentures do not exercise this right, the holders of a majority of the outstanding capital securities may do so.

     The holders of a majority of the outstanding junior debentures may waive any default under the indenture other than:

      -- a default in the payment of principal or interest, and any additional sum, unless the default has been cured; or

      -- a default in respect of a covenant that under the indenture cannot be modified or amended without the consent of the holder of each affected junior debenture.

     If the holders of the junior debentures do not waive a default under the indenture as permitted, the holders of a majority in aggregate liquidation amount of the outstanding capital securities may do so.

     The holders of a majority of outstanding junior debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. This right, as well as the rights of the holders of junior debentures with regard to acceleration, annulment and waiver described above, will be subject to the enforcement rights of the holders of capital securities when the capital securities are outstanding. See "Description of Capital Securities -- Enforcement rights". We will be obligated to provide the indenture trustee, and, if the capital securities are outstanding, the property trustee, annually a certificate as to whether or not we are in compliance with the applicable provisions of the indenture.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with, or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any other entity, referred to as a "successor transaction", unless the following conditions are satisfied:

      -- the successor entity, if not us, must be organized under the laws of the United States or any state of the United States or the District of Columbia, and must expressly assume our obligations in respect of the junior debentures, the indenture, the guarantee and the expense agreement;

      -- immediately after giving effect to the transaction, no indenture event of default, and no event that, after notice or lapse of time or both, would become an indenture event of default, will have occurred and be continuing;

      --   such transaction is permitted under the amended trust agreements; and

      -- we deliver to the property trustee an officer's certificate and opinion of counsel, each stating that such transaction complies with the indenture and that the property trustee can rely on the opinion and certificate.

     The general provisions of the indenture do not afford holders of the junior debentures or capital securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect the interests of those holders.

SATISFACTION AND DISCHARGE

     Except as noted below, the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture, when the following conditions have been satisfied:

      -- all junior debentures not previously delivered to the indenture trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

      -- we deposit with the indenture trustee, in trust, funds sufficient to pay the entire indebtedness on those junior debentures not previously delivered for cancellation, for the principal and interest, including any additional sums, to the date of the deposit for junior debentures that have become due and payable or to the stated maturity or the redemption date, as the case may be; and

      -- we delivered to the indenture trustee an officer's certificate and an opinion of counsel each stating that we complied with the conditions relating to the satisfaction of the indenture, as stated above.

     We will remain obligated to provide for registration of transfer and exchange and notices of redemption and in other ministerial respects.

SUBORDINATION

     To the extent set forth in the indenture, the junior debentures will be subordinated in right of payment to all of our senior indebtedness. The subordination provisions will have the following significant effects.

     If we default in the payment of any principal, interest or other amount payable on any senior indebtedness when the same becomes due and payable, we may not make or agree to make any payment in respect of the junior debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of the junior debentures, unless and until that default has been cured or waived or has otherwise

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

ceased to exist, or all senior indebtedness has been paid. This prohibition would apply to payments of principal, interest and additional sums on any junior debentures, as well as to payments in respect of any acquisition or retirement of junior debentures.

     In addition, if any of the following events occurs, all senior indebtedness, including any interest that accrues after the commencement of any proceedings, must be paid in full before any payment or distribution may be made on account of the junior debentures:

      -- the commencement of any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

      -- the commencement of any proceeding for the liquidation, dissolution or other winding up of KeyCorp, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

      --   any assignment by us for the benefit of creditors; or

      --   any other marshaling of our assets.

     In any of these events, any payment or distribution on account of the junior debentures that would otherwise, but for the subordination provisions, be payable or deliverable in respect of the junior debentures will be paid or delivered directly to the holders of senior indebtedness in accordance with the priorities then existing among those holders, until all senior indebtedness, including any post-commencement interest, has been paid in full.

     In the event of any proceeding described above, after payment in full of all sums owing with respect to senior indebtedness, the holders of junior debentures, together with the holders of any of our obligations ranking equally with the junior debentures, will be entitled to be paid from our remaining assets the amounts at the time due and owing on the junior debentures and those other obligations before any payment or other distribution will be made on account of any of our capital stock or any of our obligations ranking junior in right of payment to the junior debentures.

     If any holder of junior debentures receives any payment or distribution on account of the junior debentures before all the senior indebtedness has been paid in full, or otherwise in contravention of any of the subordination provisions, the holder must receive the payment or distribution in trust for the benefit of, and must pay over or deliver and transfer the same to, the holders of the senior indebtedness at the time outstanding in accordance with the priorities then existing among them for application to the payment of all senior indebtedness remaining unpaid, to the extent necessary to pay all the senior indebtedness in full.

     If we become insolvent, then by reason of the subordination provisions, holders of senior indebtedness may receive more, ratably, and holders of the junior debentures may receive less, ratably, than our other creditors.

     Definition of senior indebtedness. "Senior indebtedness" includes:

      -- "senior debt", which means any of our obligations to our creditors, whether now outstanding or incurred in the future, other than (1) any obligation as to which, in the instrument creating or evidencing the obligation or under which the obligation is outstanding, it is provided that the obligation is not senior debt and (2) trade accounts payable and accrued liabilities arising in the ordinary course of business; and

      -- the amounts necessary to pay all principal of, and premium, if any, and interest, if any, on "senior subordinated debt" in full less, if applicable, any portion of such amounts which would have been paid to, and retained by, the holders of such senior subordinated debt but for the fact that such senior subordinated debt is subordinate or junior in right of payment to trade accounts payable or accrued liabilities arising in the ordinary course of business.

     "Senior subordinated debt" means any of our obligations to our creditors, whether now outstanding or incurred in the future, where the instrument creating or evidencing the obligation or under which the obligation is outstanding, provides that it is subordinate and junior in right of payment to senior debt. Senior subordinated debt includes our outstanding subordinated debt securities and any subordinated debt securities issued in the future with substantially similar subordinated terms, but does not include:
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

      --   the junior debentures described in this prospectus;

      -- our 7.826% Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on December 4, 1996;

      -- our 8.250% Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on December 30, 1996;

      -- our Floating Rate Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on June 25, 1998;

      -- our 6.875% Junior Subordinated Deferrable Interest Debentures issued to a subsidiary trust on March 17, 1999; or

      -- any subordinated debt securities issued in the future with substantially similar subordinated terms.

     Senior debt does not include senior subordinated debt or the junior debentures.

     The indenture places no limitation on the amount of additional senior indebtedness that we may incur in the future. We expect from time to time to incur additional senior indebtedness. As of March 31, 1999, we had approximately $24.1 billion of senior indebtedness outstanding.

PAYMENT AND PAYING AGENTS

     Unless we distribute the junior debentures in exchange for the capital securities, payments in respect of the junior debentures will be made to or upon the order of the property trustee. If in the future we distribute the junior debentures in exchange for the capital securities, payments in respect of the junior debentures will be made in accordance with provisions similar to those applicable to payments in respect of the capital securities. For further information, see "Description of Capital Securities -- Payment and paying agency".

NOTICES

     Notices to holders of junior debentures under the indenture will also be given to the holders of the capital securities in accordance with provisions similar to those described in "Description of Capital Securities -- Notices" and to the property trustee. If in the future we distribute the junior debentures in exchange for the capital securities, notices to holders of junior debentures will be given to those holders in accordance with the provisions for notices to capital securities holders referred to above.

THE INDENTURE TRUSTEE

     The indenture trustee will have all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to those provisions, the indenture trustee will have no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of junior debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred. The indenture trustee will not be required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     Bankers Trust Company, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements entered into with us or our subsidiaries relating to issues of other securities. In addition, we and some of our affiliates may have other banking relationships with Bankers Trust Company.

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

             DESCRIPTION OF THE GUARANTEE AND THE EXPENSE AGREEMENT

     This section summarizes the material provisions of the guarantee agreement and the agreement as to expenses and liabilities. The guarantee agreement and the expense agreement contain the full legal text of the matters described in this section and are governed by New York law. We have filed with the SEC a form of each of these agreements as exhibits to our registration statement. See "Where to Find More Information" on page 53 for information on how to obtain a copy.

THE GUARANTEE

     We will execute a guarantee agreement when the capital securities are issued. Bankers Trust Company will act as trustee under the guarantee for the purpose of compliance with the Trust Indenture Act, and the guarantee will be qualified as an indenture under the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the capital securities.

     Under the guarantee, we will irrevocably and unconditionally agree to pay in full, on a subordinated basis and to the extent described below, to the holders of the capital securities, the guarantee payments as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments in respect of the capital securities, to the extent not paid by or on behalf of the trust, are "guarantee payments":

      -- any accumulated and unpaid distributions required to be paid on the capital securities, to the extent that the trust has funds legally and immediately available to pay them;

      -- any redemption price required to be paid on the capital securities, to the extent that the trust has funds legally and immediately available to pay it; and

      -- upon a voluntary or involuntary termination, winding-up or liquidation of the trust unless the junior debentures are distributed to holders of the capital securities in exchange for these securities, the lesser of (1) the liquidation distribution for the capital securities and (2) the amount of assets of the trust remaining available for distribution to holders of capital securities after satisfaction of liabilities to creditors of the trust as required by applicable law.

     We may satisfy our obligation to make a guarantee payment by paying the required amounts directly to the holders of the capital securities, or by causing the trust to pay them to the holders.

     We will be required to make payments under the guarantee only to the extent that the trust has funds sufficient to make payments in respect of its obligations under the capital securities. If and to the extent we do not make payments on the junior debentures, the trust will not be able to make payments on the capital securities and will not have funds available to do so. However, through the guarantee, the amended trust agreement, the junior debentures, the indenture and the expense agreement, taken together, we have fully, irrevocably and unconditionally guaranteed all the trust's obligations under the capital securities. See "Relationship Among Capital Securities, Junior Debentures, the Guarantee and the Expense Agreement".

     The guarantee will guarantee payment and not collection. This means that any holder of outstanding capital securities may begin a legal proceeding directly against us to enforce its rights under the guarantee without first beginning a legal proceeding against the trust, the guarantee trustee or any other party.

STATUS OF THE GUARANTEE

     The guarantee will be a general unsecured obligation of KeyCorp and will be subordinated in right of payment to all of our senior indebtedness in the same manner as the junior debentures.

     Because we are a holding company, our obligations under the guarantee, like our obligations under the junior debentures, will also be effectively subordinated to all existing and future liabilities of our bank subsidiaries and any other subsidiaries we may have. See "Description of Junior Debentures -- Subordination".

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

AMENDMENTS, ASSIGNMENT AND SUCCESSION

     We and Bankers Trust Company may not amend the guarantee in a way that will adversely affect in any material respect the rights of the holders of the capital securities without the consent of a majority of the outstanding capital securities. The manner of obtaining any such approval will be similar to the manner in which any approval to amend the amended trust agreement may be obtained. See "Description of Capital Securities -- Amendment of the trust agreement".

     We may not assign our obligations under the guarantee except in connection with a merger, consolidation or amalgamation which is permitted under the indenture. In addition, any permitted successor to our obligations under the indenture will also succeed to our obligations under the guarantee. See "Description of Junior Debentures -- Consolidation, merger, sale of assets and other transactions". The guarantee will bind our successors, assigns, receivers, trustees and representatives and will inure to the benefit of the holders of the outstanding capital securities.

EVENTS OF DEFAULT

     An event of default under the guarantee will occur if we fail to (1) make any guarantee payment when obligated to do so, or (2) perform any other obligation and the default remains unremedied for 30 days. The holders of a majority of the outstanding capital securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

     We, as guarantor, will be obligated to file annually with the guarantee trustee a certificate as to our compliance with all the conditions and covenants applicable to us under the guarantee.

THE GUARANTEE TRUSTEE

     The guarantee trustee undertakes to perform only those duties that are specifically set forth in the guarantee, except that, after a default by us under the guarantee, it must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur as a result.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force or effect (1) when the guarantee payments have been paid in full by us, the trust or both or (2) when the junior debentures are distributed to the holders of the capital securities in exchange for their securities. Until that time, the guarantee will remain in full force and effect. In addition, the guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the capital securities must restore payment of any sums paid to it under the capital securities or the guarantee.

THE EXPENSE AGREEMENT

     In the expense agreement, we will irrevocably and unconditionally guarantee to each person to whom the trust becomes indebted or liable, the full payment of all the trust's costs, expenses and liabilities, other than the obligations of the trust to pay amounts due to the holders of the capital securities and common securities pursuant to the terms of those securities. The expense agreement will be enforceable by third parties.

     Our obligations under the expense agreement will be subordinated in right of payment to the same extent as the guarantee. Our obligations under the expense agreement will be subject to provisions regarding amendment, termination, assignment, succession and governing law similar to those applicable to the guarantee.

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

             RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE JUNIOR
              DEBENTURES, THE GUARANTEE AND THE EXPENSE AGREEMENT

FULL, IRREVOCABLE AND UNCONDITIONAL GUARANTEE

     Taken together, our obligations under the trust agreement, the junior debentures, the indenture, the guarantee and expense agreement provide a full, irrevocable and unconditional guarantee of the trust's obligations under the capital securities. No single document standing alone or operating in conjunction with fewer than all the other documents provides this guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the capital securities.

     If and to the extent that we do not make payments on the junior debentures, the trust will not have funds available for payments on the capital securities. The guarantee will not apply to payment of any amounts due on the capital securities when the trust does not have available funds to pay those amounts. In that event, the remedy of a holder of capital securities is to exercise its right of direct action -- that is, to begin a legal proceeding directly against us for enforcement of our obligations under junior debentures.

     If we make payment on the junior debentures and the trust has funds available to make payments on the capital securities but fails to do so, a holder of capital securities may begin a legal proceeding against us to enforce our obligations under the guarantee to make these payments or to cause the trust to make these payments. In the event that the trust receives payments on the junior debentures, but these funds are unavailable for payment on the capital securities because of claims made by creditors of the trust, we would be obligated under the expense agreement to pay those claims.

     Our obligations under the junior debentures, the guarantee and the expense agreement are subordinated in right of payment to all of our senior indebtedness. They are subordinated in the manner described in "Description of Junior Debentures -- Subordination" and "Description of the Guarantee and the Expense Agreement -- Status of the guarantee".

SUFFICIENCY OF PAYMENTS

     As long as payments are made when due on the junior debentures, those payments should be sufficient to fund distributions and other amounts payable on the capital securities, primarily because:

      -- the aggregate principal amount of the junior debentures will equal the aggregate liquidation amount of the capital securities and the common securities;

      -- the interest rate, interest payment dates and other payment dates for the junior debentures will match the distribution rate, distribution dates and other payment dates for the capital securities;

      -- the expense agreement provides that we will pay any and all costs, expenses and liabilities of the trust, other than the trust's obligations under the capital securities and common securities; and

      -- the amended trust agreement provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

     Despite anything to the contrary in the indenture, we have the right to set off any payment we make under the guarantee in respect of the capital securities against any payment we are otherwise required to make under the indenture in respect of the junior debentures.

ENFORCEMENT RIGHTS OF HOLDERS OF CAPITAL SECURITIES

     A holder of capital securities may begin a legal proceeding directly against us to enforce its right of direct action under the indenture without first beginning a legal proceeding against the trust, the property trustee or any other party. A holder of capital securities may also begin a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other party.

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

     A default or event of default under any of our senior indebtedness would not be a default with respect to the capital securities or the junior debentures. However, in the event of a payment default under, or acceleration of, any of our senior indebtedness, the subordination provisions of the indenture provide that no payments may be made in respect of the junior debentures, until the senior indebtedness has been paid in full or any payment default under that debt has been cured or waived. See "Description of Junior Debentures -- Subordination".

LIMITED PURPOSE OF ISSUER TRUST

     The capital securities evidence a preferred undivided beneficial interest in the assets of the trust, and the trust exists solely to issue and sell the capital securities and common securities, invest the sale proceeds in the junior debentures and engage only in such other activities as may be necessary or incidental to those activities. A principal difference between the rights of a holder of capital securities against the trust and those of a holder of junior debentures against us is that a holder of junior debentures is entitled to receive from us all amounts payable on the junior debentures, while a holder of capital securities is entitled to receive from the trust, or from us under the guarantee, amounts payable on the capital securities only if and to the extent the trust has funds available to pay those amounts.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary dissolution of the trust, the holders of capital securities will be entitled to receive a like amount of junior debentures in exchange for their capital securities, subject to prior satisfaction of liabilities to creditors of the trust. If the property trustee determines that a distribution of junior debentures is not practical, the holders of capital securities will be entitled to receive a liquidation distribution out of the assets held by the trust after satisfaction of those liabilities. For further information, see "Description of Capital
Securities -- Liquidation distribution upon termination".

     Upon any voluntary or involuntary liquidation or bankruptcy of KeyCorp, the property trustee, as registered holder of the junior debentures, would be our creditor subordinated in right of payment to all of our senior indebtedness as set forth in the indenture. However, the property trustee would be entitled to receive payment in full of all amounts payable with respect to the junior debentures before any holders of our capital stock receive payments or distributions.

     In light of the effective guarantee provided by the combined operation of the documents described above and the subordinated status of the obligations they evidence, the positions of a holder of capital securities and a holder of junior debentures, in the event of our liquidation or bankruptcy, should be substantially the same, relative to our other creditors and to our shareholders.

                              BOOK-ENTRY ISSUANCE

     The information in this section has been obtained from sources that we and the trust believe to be accurate, but we nor the trust assume responsibility for its accuracy. None of us, the trustees nor the trust has any responsibility for the performance by DTC or its participants of their respective obligations as described in this section or under the rules and procedures governing their respective operations.

     The capital securities will be issued in the form of one or more global certificates. A global certificate represents a large amount of securities and is registered in the name of a financial institution that holds the certificate as a depositary on behalf of its customers, who in turn own the beneficial interests in those securities. The capital securities global certificates will be registered in the name of DTC, which will act as securities depositary for all of the capital securities except in the circumstances we describe at the end of this section. We refer to capital securities represented by a global certificate as being issued in "global" or "book-entry" form.

THE DTC SYSTEM

     DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, or its "participants", and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers including the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. We refer to these entities as "indirect participants".

     If you buy capital securities while they are represented by a global certificate, you must do so through a participant, which will receive a credit in DTC's book-entry system for those capital securities, and your ownership interest will in turn be recorded on the participant's records. We refer to persons who have acquired an interest in a global security as a "beneficial owner". Beneficial owners will not receive written confirmation from DTC of their purchases, but we expect that beneficial owners will receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased the capital securities. Transfers by beneficial owners of ownership interests in the global certificates will be accomplished by entries made on the books of participants or indirect participants acting on their behalf. Transfers between DTC's participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Beneficial owners will not receive certificates representing their ownership interests in capital securities, unless the book-entry system for the capital securities is discontinued, which will only happen under the circumstances we describe at the end of this section.

     DTC has no knowledge of the actual beneficial owners of the capital securities. DTC's records reflect only the identity of the participants to whose accounts the capital securities are credited, which may or may not be the beneficial owners. The participants and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners, as well as the voting rights of participants, indirect participants and beneficial owners, will be governed by arrangements among them. Those arrangements may be subject to statutory or regulatory requirements in effect from time to time.

     Redemption notices will be sent to DTC or its nominee as the registered holder of the capital securities. If less than all of the capital securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each participant to be redeemed. Although voting with respect to the capital securities is limited to the holders of record of the capital securities, in those instances in which a vote is required, neither DTC nor its nominee will itself consent or vote with respect to the capital securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of DTC or its nominee to those participants to whose accounts the capital securities are credited on the record date identified in a listing attached to the omnibus proxy.

EXCHANGE OF GLOBAL CERTIFICATES FOR NON-GLOBAL CERTIFICATES

     Capital securities represented by a global certificate will not be exchanged for capital securities represented by a non-global certificate -- that is, one registered in the name of a person other than DTC or its nominee -- unless any of the following events occurs:

      -- DTC notifies the trust that it is unwilling or unable to continue as depositary for the global certificate and no successor depositary has been appointed;

      -- DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at any time when it is required to be so registered to act as a depositary;

      -- we, in our sole discretion determine that the global certificate will be exchangeable; or

      -- an indenture event of default has occurred and is continuing, and holders of a majority of the outstanding capital securities determine to discontinue the system of book-entry transfers.

     Any global certificate that is exchangeable as described above will be exchangeable for non-global certificates registered in the names that DTC directs. We expect that DTC will base these directions on instructions received by it from its participants with respect to ownership of beneficial interests in the global certificate. If capital securities are issued in non-global form, they will be issued in denominations of $1,000 and multiples of that amount and may be transferred or exchanged at the corporate office of the property trustee in New York, New York, or at the offices of any paying agent or transfer agent chosen by the property trustee and acceptable to the administrators.

BENEFICIAL OWNERS WILL NOT BE REGISTERED OWNERS

     As the registered holder of the global certificate representing the capital securities, DTC or its nominee will be the sole owner and holder of all the capital securities for all purposes under the amended trust agreement, the indenture and the guarantee. Consequently, unless and until beneficial owners receive non-global certificates representing their ownership interests in the capital securities and registered in their own name, beneficial owners will not be considered the registered owners or holders of the capital securities for any purpose under those documents. We and the trust will make all payments and give all notices required to be made or given under those documents directly to DTC or its nominee and not to any beneficial owner. Once we and the trust do so, we and the trust will have no further responsibility for any payments or notices, even if DTC or its nominee, or any participant or indirect participant, fails to pass them along to the beneficial owners.

     The rights and interests of beneficial owners will be subject to the rules and practices of DTC and its participants and indirect participants, as applicable. The rules and practices are subject to change by them, and we assume no responsibility for those rules and practices.

     The laws of some jurisdictions require that certain purchasers must take physical delivery of securities in non-global form. As a result, the ability to transfer beneficial interests in a global certificate to those purchasers may be limited. Also, the ability of beneficial owners to pledge their beneficial interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be impaired by the lack of a non-global certificate representing those interests.

REGISTRATION OF JUNIOR DEBENTURES

     The junior debentures will initially be registered in the name of and held by the property trustee. If in the future the junior debentures are distributed to the holders of capital securities in exchange for the capital securities and the capital securities are then held in book-entry form, the junior debentures would be distributed in book-entry form. We expect that the book-entry arrangements applicable to the junior debentures would be similar to those applicable to the capital securities. If junior debentures are issued in non-global form, they will be issued in denominations of $1,000 and multiples of that amount.

DTC YEAR 2000 EFFORTS

     DTC has advised us that its management is aware that some computer applications systems, and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems".

     DTC has informed its participants and other members of the financial community, or the industry, that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions, including principal and income payments, to securityholders, book-entry deliveries, and settlement of trades within DTC continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete.

     Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting and will continue to contact third-party vendors from whom DTC acquires services to:

      -- impress upon them the importance of such services being Year 2000 compliant; and

      -- determine the extent of their efforts for Year 2000 remediation, and, as appropriate, testing, of their services.

     In addition, DTC is in the process of developing contingency plans as it deems appropriate.

     According to DTC, the preceding year 2000 information has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion of the material U.S. federal income tax consequences to the purchase, ownership and disposition of capital securities only addresses the tax consequences to a U.S. holder that acquires capital securities on their original issue date at their original offering price and holds the capital securities as a capital asset for tax purposes. You are a U.S. holder if you are a beneficial owner of a capital security that is:

      --   a citizen or resident of the United States;

      --   a domestic corporation;

      -- an estate whose income is subject to U.S. federal income tax regardless of its source; or

      -- a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

      --   a dealer in securities or currencies;

      -- a trader in securities that elects to use a mark-to-market method of accounting;

      --   a bank;

      --   an insurance company;

      --   a thrift institution;

      --   a regulated investment company;

      --   a real estate investment trust;

      --   a tax-exempt organization;

      -- a person that holds capital securities that are a hedge or that are hedged against interest rate or currency risks;

      -- a person that holds capital securities as part of a straddle or conversion transaction for tax purposes; or

      --   a person whose functional currency is not the U.S. dollar.

     The statements of law or legal conclusion set forth in this section constitute the opinion of Sullivan & Cromwell, special tax counsel to us and the trust. This section is based upon the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The authorities on which this section is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of capital securities may differ from the treatment described below.

     PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF OWNING THE CAPITAL SECURITIES IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

CLASSIFICATION OF THE JUNIOR DEBENTURES AND THE TRUST

     Under current law and assuming full compliance with the terms of the amended trust agreement and the indenture, the trust will not be taxable as a corporation for U.S. federal income tax purposes. As a result, you will be required to include in your gross income your proportional share of the interest income, including original issue discount, paid or accrued on the junior debentures, whether or not the trust actually distributes cash to you.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under Treasury regulations, an issuer and the Internal Revenue Service will ignore a "remote" contingency that stated interest will not be timely paid when determining whether a junior debenture is issued with OID. We believe that the likelihood of exercising our option to defer interest payments is remote because we would be prohibited from making certain distributions on our capital stock and payments on our indebtedness if we exercise that option. Accordingly, we believe that the junior debentures will not be considered to be issued with OID at the time of their original issuance.

     Under these regulations, if we were to exercise our option to defer any payment of interest, the junior debentures would at that time be treated as issued with OID, and all stated interest on the junior debentures would thereafter be treated as OID as long as the junior debentures remained outstanding. In that event, all of your taxable interest income on the junior debentures would be accounted for as OID on an economic accrual basis regardless of your method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, you would be required to include OID in gross income even though we would not make any actual cash payments during a deferral period.

     These regulations have not been addressed in any rulings or other interpretations by the Internal Revenue Service, and it is possible that the Internal Revenue Service could take a position contrary to the interpretation in this prospectus.

     Because income on the capital securities will constitute interest or OID, corporate U.S. holders of the capital securities will not be entitled to a dividends-received deduction for any income taken into account on the capital securities.

     In the rest of this section, we assume that unless and until we exercise our option to defer any payment of interest, the junior debentures will not be treated as issued with OID, and whenever we use the term interest, it also includes income in the form of OID.

DISTRIBUTION OF JUNIOR DEBENTURES TO HOLDERS OF CAPITAL SECURITIES UPON LIQUIDATION OF THE TRUST

     If the trust distributes the junior debentures as described under the caption "Description of Capital Securities -- Liquidation distribution upon termination", you will receive directly your proportional share of the junior debentures previously held indirectly through the trust. Under current law, you will not be taxed on the distribution and your holding period and aggregate tax basis in your junior debentures will be equal to the holding period and aggregate tax basis you had in your capital securities before the distribution. If, however, the trust were to become taxed on the income received or accrued on the junior debentures due to a tax event, the trust might be taxed on a distribution of junior debentures to you, and you might recognize gain or loss as if you had exchanged your capital securities for the junior debentures you received upon the liquidation of the trust. You will include interest in income in respect of junior debentures received from the trust in the manner described above under "-- Interest income and original issue discount".

SALE OR REDEMPTION OF CAPITAL SECURITIES

     If you sell your capital securities, including through a redemption for cash, you will recognize gain or loss equal to the difference between your adjusted tax basis in your capital securities and the amount you realize on the sale of your capital securities. Assuming that we do not exercise our option to defer payment of interest on the junior debentures, your adjusted tax basis in your capital securities generally will be the price you paid for your capital securities.

     If the junior debentures are deemed to be issued with OID as a result of an actual deferral of interest payments, your adjusted tax basis in your capital securities generally will be the price you paid for your capital securities, increased by OID previously includible in your gross income to the date of disposition and decreased by distributions or other payments you received on your capital securities since and including the date of the first deferral period. This gain or loss generally will be a capital gain or loss, except to the extent any amount that you realize is treated as a payment of accrued interest on your proportional share of the junior debentures required to be included in income. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held for more than one year.

     If we exercise our option to defer any payment of interest on the junior debentures, your capital securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying junior debentures. If you sell your capital securities before the record date for the payment of distributions, then you will not receive payment of a distribution for the period before the sale. However, you will be required to include accrued but unpaid interest on the junior debentures through the date of the sale as ordinary income for U.S. federal income tax purposes and to add the amount of accrued but unpaid interest to your tax basis in the capital securities. Your increased tax basis in the capital securities will increase the amount of any capital loss that you may have otherwise realized on the sale. In general, an individual taxpayer may only offset $3,000 of capital losses against regular income during any year.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     The amount of interest income paid and OID accrued on your capital securities will be reported to the Internal Revenue Service unless you are a corporation or other exempt U.S. holder. Backup withholding at a rate of 31% will apply to payments of interest to you unless you are an exempt U.S. holder or you furnish your taxpayer identification number in the manner prescribed in applicable regulations, certify that such number is correct, certify as to no loss of exemption from backup withholding and meet certain other conditions.

     Payment of the proceeds from the disposition of capital securities to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you establish an exemption from information reporting and backup withholding.

     Any amounts withheld from you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     It is anticipated that the trust or its paying agent will report income on the capital securities to the Internal Revenue Service and to you on Form 1099 by January 31 following each calendar year.

                              ERISA CONSIDERATIONS

     If you are a fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act ("ERISA"), you should review the fiduciary standards of ERISA and the plan's particular circumstances before deciding to invest in the capital securities. You should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and whether the investment would be consistent with the terms of the plan and the other agreements which apply to plan investments.

     A fiduciary of a plan subject to ERISA, as well as a person investing on behalf of an individual retirement account or a pension or profit sharing plan for one or more self-employed persons, should also consider whether an investment in the capital securities could result in a prohibited transaction. ERISA and the Internal Revenue Code prohibit plans and individual retirement accounts from engaging in certain transactions involving plan assets with persons who are called parties in interest under ERISA or disqualified persons under the Internal Revenue Code with respect to the plan or individual retirement account. A violation of these rules may result in a substantial excise tax under the Internal Revenue Code and other liabilities under ERISA. Employee benefit plans which are governmental plans, foreign plans or church plans generally are not subject to the prohibited transaction rules or the fiduciary standards of ERISA.

     The assets of the trust would be treated as plan assets for purposes of the prohibited transaction rules under a U.S. Department of Labor regulation if plans and individual retirement accounts purchase capital securities, unless an exception under the regulation applies. The only exception in the regulation that could apply to the trust requires that after each purchase of capital securities in the trust, less than 25% of the total value of the securities is held by:

(1) plans subject to ERISA, individual retirement accounts and plans for self-employed persons;

(2) other employee benefit plans not subject to ERISA, such as governmental, church and foreign plans; and

(3) entities which are considered to hold assets of a plan subject to ERISA according to the regulation.

     The plans, individual retirement accounts and entities described in clauses
(1), (2) and (3) are referred to as "benefit plan investors". The underwriters cannot be certain that benefit plan investors will hold less than 25% of the total value of capital securities when the initial offering is completed. After that time, when a person sells capital securities, no one will review the securities held by benefit plan investors to determine if the exception applies.

     Some of the transactions involving the trust could be treated as prohibited transactions if the trust's assets were considered to be plan assets. For example, if we are a party in interest or a disqualified person with respect to a plan or individual retirement account which buys capital securities, either directly or because we own banking or other subsidiaries, extensions of credit from us and the trust would likely be prohibited transactions unless an administrative exemption issued by the Department of Labor applies.

     The Department of Labor has issued five class exemptions that may apply to exempt transactions resulting from the purchase or holding of the capital securities. Those class exemptions are:

      --   96-23, for transactions determined by in-house asset managers;

      --   95-60, for transactions involving insurance company general accounts;

      --   91-38, for transactions involving bank collective investment funds;

      --   90-1, for transactions involving insurance company separate accounts;
           and

      -- 84-14, for transactions determined by independent qualified asset managers.

     Because the capital securities may be treated as equity interests in the trust for purposes of applying the prohibited transaction rules, the capital securities may not be purchased or held by any benefit plan investor, unless such purchaser or holder can use one of the above class exemptions or another applicable exemption. By purchasing or holding capital securities or any interest in the capital securities, any purchaser or holder is deemed to have represented that it either:

(1)  is not a benefit plan investor; or

(2) can use one of the above class exemptions or another applicable exemption with respect to its purchase or holding.

     If a purchaser or holder of the capital securities that is a benefit plan investor will rely on an exemption other than one listed above, we and the trust may require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such purchase and holding.

     These rules are very complicated and the penalties that may be imposed upon persons involved in prohibited transactions can be substantial. This makes it very important that fiduciaries or other persons considering purchasing the capital securities on behalf of a benefit plan investor consult with their lawyer regarding what could happen if the assets of the trust were deemed to be plan assets and if the investor can use one of the above class exemptions or another applicable exemption.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting
agreement dated July      , 1999, the trust has agreed to sell to each of the
underwriters named below, for whom Credit Suisse First Boston Corporation and McDonald Investments Inc. are acting as representatives, the following respective number of capital securities:


                                                                  NUMBER OF
                        UNDERWRITER                           CAPITAL SECURITIES
                        -----------                           ------------------
Credit Suisse First Boston Corporation......................
McDonald Investments Inc....................................
J.P. Morgan Securities Inc..................................
Salomon Smith Barney Inc....................................
                                                                 -----------
  Total.....................................................         250,000
                                                                 ===========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the capital securities if any are purchased. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The underwriters propose to offer the capital securities initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a concession of   % of the liquidation amount per
capital security. The underwriters and selling group members may allow a
discount of   % of the liquidation amount per capital security to other
broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     Since the trust will use the proceeds from the sale of the capital securities to purchase our junior debentures, we have agreed to pay the
underwriters an underwriting commission of $     per capital security or a total
of $     .

     We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be approximately $307,500.

     The capital securities are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the capital securities. However, the underwriters are not obligated to do so and may discontinue making a secondary market for the capital securities at any time without notice. We can give no assurance as to how liquid the trading market for the capital securities will be.

     In connection with the offer and sale of the capital securities, the underwriters have advised us that they will comply with Rule 2810 of the Conduct Rules of the NASD. Offers and sales of capital securities will be made only to:

      -- "qualified institutional buyers", as defined in Rule 144A under the Securities Act of 1933;

      -- institutional "accredited investors", as defined in Rule 501(a)(1)-(3) of Regulation D under the Securities Act; or

      -- individual "accredited investors", as defined in Rule 501(a)(4)-(6) under the Securities Act, for whom an investment in non-convertible investment grade preferred securities is appropriate.

     In addition, NASD members may not confirm sales of capital securities to any discretionary accounts without the prior written approval of the customer.

     We and the trust have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of (1) any other capital securities, (2) any other securities of KeyCorp, the trust or any other of our subsidiaries that are substantially similar to the capital securities, including any guarantee of those securities, or (3) any securities convertible into or exchangeable for any of these securities, in each case except with the prior written consent of the representative and except for the capital securities offered in this offering. This restriction will apply for 30 days from the date of this prospectus.

     We and the trust have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to any payments which the underwriters may be required to make in that respect.

     One or more of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment or commercial banking services in the ordinary course of business to us and our affiliates. For these services, the underwriters or their affiliates have received or will receive customary fees and commissions.

     McDonald Investments is our wholly owned subsidiary and an affiliate of the trust and may be participating in the distribution of the capital securities. McDonald Investments, as our affiliate, can use this prospectus for offers and sales related to market-making transactions in the capital securities effected from time to time after the commencement of the offering to which this prospectus relates. McDonald Investments may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties. McDonald Investments may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. These sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the capital securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the capital securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the capital securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the capital securities in Canada is being made only on a private placement basis exempt from the requirement that we and the trust prepare and file a prospectus with the securities regulatory authorities in each province where trades to the capital securities are effected. Accordingly, any resale of the capital securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the capital securities.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of capital securities in Canada who receives a purchase confirmation will be deemed to represent to us and the trust and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the capital securities without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent and (iii) the purchaser has reviewed the text above under "-- Resale restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of capital securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any capital securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities commission Blanket Order BOR #95/17, a copy of which may be obtained from the trust. Only one report must be filed in respect of the capital securities acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of capital securities should consult their own legal and tax advisors with respect to the tax consequence of an investment in the capital securities in their particular circumstances and with respect to the eligibility of the capital securities for investment by the purchaser under relevant Canadian legislation.

                             VALIDITY OF SECURITIES

     Richards, Layton & Finger, P.A., special Delaware counsel to us and the trust, will pass upon certain matters of Delaware law relating to the validity of the capital securities, the enforceability of the amended trust agreement and the creation of the trust. Our Associate General Counsel and Sullivan & Cromwell, New York, New York, counsel for the underwriters, will each pass upon the validity of the guarantee and the junior debentures. Our Associate General Counsel will rely upon the opinion of Sullivan & Cromwell as to matters of New York law and upon the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. Sullivan & Cromwell will rely upon the opinion of our Associate General Counsel as to matters of Ohio law and upon the opinion of Richards, Layton & Finger, P.A., as to matters of Delaware law. Sullivan & Cromwell regularly perform legal services for us and our subsidiaries.

     Our General Counsel and the Associate General Counsel, who are currently authorized to render an opinion on our behalf, own shares of KeyCorp, including common stock and options that are immediately exercisable. As of this date, the General Counsel holds 71,000 shares and the Associate General Counsel holds 20,000 shares.

     Sullivan & Cromwell, as special tax counsel to us and the trust, will pass upon certain matters relating to U.S. federal income tax considerations.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 1999 and 1998, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in our quarterly report on Form 10-Q for the quarter ended March 31, 1999, which is incorporated by reference in this prospectus, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The trust will not file any reports or other information with the SEC under the Securities Exchange Act of 1934.

     We and the trust have filed a registration statement on Form S-3 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other document, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's Internet site.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

     Information that we file in the future with the SEC and incorporated by reference in this prospectus will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 if the filings are made before the time that all of the capital securities are sold in this offering:

      --   annual report on Form 10-K for the year ended December 31, 1998; and

      --   quarterly report on Form 10-Q for the quarter ended March 31, 1999;
           and

      -- current reports on Form 8-K, filed on January 20, March 15, 1999 and April 16, 1999.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                                 KeyCorp
                                 127 Public Square
                                 Cleveland, Ohio, 44114-1306
                                 Attention: Investor Relations
                                 (216) 689-6300

     You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the trust has authorized anyone else to provide you with different information. Neither we nor the trust is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

                                 [KeyCorp Logo]

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

Registration fee under the Securities Act of 1933, as
  amended...................................................  $ 69,500
Blue Sky fees and expenses (including counsel fees).........     5,000
Fees of rating agencies.....................................   100,000
Trustees' fees and expenses.................................     8,000
Printing fees and expenses..................................    50,000
Accounting fees and expenses................................    20,000
Legal fees and expenses.....................................    30,000
Miscellaneous...............................................    25,000
                                                              --------
     Total..................................................  $307,500

---------------

* All of the above amounts, except the Registration Fee, are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees, and agents for settlements, fines, or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees, and agents) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation's best interests.

     Ohio law does not authorize payment of judgments to a director, officer, employee, or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles, code of regulations, or by contract except with respect to the advancement of expenses of directors.

     Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees, or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

     The KeyCorp Regulations provide that KeyCorp shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was a director, officer, or employee of KeyCorp or of any other bank, corporation, partnership, trust, or other enterprise for which he was serving as a director, officer, or employee at the request of KeyCorp.

     Under the terms of KeyCorp's directors' and officers' liability and company reimbursement insurance policy, directors and officers of KeyCorp are insured against certain liabilities, including liabilities arising under the Securities Act.

     KeyCorp is a party to agreements with, respectively, Robert W. Gillespie, Henry L. Meyer III and William B. Summers, Jr., and KeyCorp is party to Change of Control Agreements with certain other executive officers (the provisions of which became effective as a result of the merger of old KeyCorp with and into Society Corporation), pursuant to which KeyCorp has agreed to indemnify the officer, to the full extent permitted or authorized by Ohio law, if the officer is made or threatened to be made a party to any action, suit, or proceeding by reason of the officer's serving as employee, officer, or director of KeyCorp and/or any of its subsidiaries, and KeyCorp has agreed to advance expenses incurred by the officer in defending any such action, suit, or proceeding.

     Under the Amended and Restated Trust Agreement, KeyCorp will agree to indemnify each of the trustees of the trust and any predecessor trustees, and to hold such trustees harmless, against any loss, damage, claims, liability or expense incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance of administration of such trust agreement, including the costs and expenses of defense against any claim or liability in connection with the exercise or performance of any of their powers or duties under the Trust Agreement or the Amended and Restated Trust Agreement, each of which is an exhibit to this Registration Statement.

     Reference is made to the indemnity provisions in the Underwriting Agreement which is filed as Exhibit 1 to this Registration Statement.

ITEM 16.  EXHIBITS.

     Reference is made to the Exhibit Index filed herewith.

ITEM 17.  UNDERTAKINGS.

     Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of a registrant pursuant to the foregoing provisions, or otherwise, each of the undersigned Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred by a director, officer or controlling person of a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the undersigned Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Each of the undersigned Registrants hereby also undertakes:

     (1) to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (2) that, for the purposes of determining any liability under the Securities Act:

          (i) The information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (ii) Each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, KeyCorp certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, as of the 12th day of July, 1999.


                                        KEYCORP

                                        By: /s/ DANIEL R. STOLZER
                                           -------------------------------------
                                            Name: Daniel R. Stolzer
                                            Title: Vice President and Associate
                                            General Counsel


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated below and as of the date indicated above.


                 SIGNATURE                                           CAPACITY
                 ---------                                           --------
/s/ ROBERT W. GILLESPIE*                           Chairman of the Board, President, Chief
--------------------------------------------       Executive Officer and Director (Principal
ROBERT W. GILLESPIE                                Executive Officer)

/s/ K. BRENT SOMERS*                               Senior Executive Vice President and Chief
--------------------------------------------       Financial Officer (Principal Financial
K. Brent Somers                                    Officer)

/s/ LEE G. IRVING*                                 Executive Vice President and Chief
--------------------------------------------       Accounting Officer (Principal Accounting
Lee G. Irving                                      Officer)

/s/ CECIL D. ANDRUS*                                                 Director
--------------------------------------------
Cecil D. Andrus

/s/ WILLIAM G. BARES*                                                Director
--------------------------------------------
William G. Bares

/s/ ALBERT C. BERSTICKER*                                            Director
--------------------------------------------
Albert C. Bersticker

/s/ EDWARD P. CAMPBELL*                                              Director
--------------------------------------------
Edward P. Campbell

/s/ CAROL A. CARTWRIGHT*                                             Director
--------------------------------------------
Carol A. Cartwright

/s/ THOMAS A. COMMES*                                                Director
--------------------------------------------
Thomas A. Commes

/s/ KENNETH M. CURTIS*                                               Director
--------------------------------------------
Kenneth M. Curtis

/s/ STEPHEN R. HARDIS*                                               Director
--------------------------------------------
Stephen R. Hardis

/s/ HENRY S. HEMINGWAY*                                              Director
--------------------------------------------
Henry S. Hemingway

                 SIGNATURE                                           CAPACITY
                 ---------                                           --------
/s/ CHARLES R. HOGAN*                                                Director
--------------------------------------------
Charles R. Hogan

/s/ DOUGLAS J. MCGREGOR*                                             Director
--------------------------------------------
Douglas J. McGregor

/s/ HENRY L. MEYER III*                                              Director
--------------------------------------------
Henry L. Meyer III

/s/ STEVEN A. MINTER*                                                Director
--------------------------------------------
Steven A. Minter

                                                                     Director
--------------------------------------------
Bill R. Sanford

/s/ RONALD B. STAFFORD*                                              Director
--------------------------------------------
Ronald B. Stafford

/s/ DENNIS W. SULLIVAN*                                              Director
--------------------------------------------
Dennis W. Sullivan

                                                                     Director
--------------------------------------------
Peter G. Ten Eyak, II

*By:/s/ DANIEL R. STOLZER
     ---------------------------------------
     Name: Daniel R. Stolzer
     Title: Attorney-in-Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, KeyCorp Capital III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, as of the 12th day of July, 1999.

                                          KEYCORP CAPITAL III

                                          BY: KEYCORP, AS DEPOSITOR

                                          By: /s/ DANIEL R. STOLZER
                                            ------------------------------------
                                              Name: Daniel R. Stolzer
                                              Title: Vice President and
                                                  Associate General Counsel

                                 EXHIBIT INDEX


EXHIBIT                     DESCRIPTION OF EXHIBIT
-------                     ----------------------
1        Form of Underwriting Agreement*
4(a)     Junior Subordinated Indenture, dated as of December 4, 1996, between KeyCorp and Bankers Trust Company, as Debenture
         Trustee (Incorporated by reference to Exhibit 4(a) to
         Registration Statement on Form S-4, Commission No. 333-19151
         and 333-19151-01)
4(b)     Certificate of Trust of KeyCorp Capital III, dated as of
         April 13, 1999*
4(c)     Trust Agreement of KeyCorp Capital III, dated as of April
         13, 1999*
4(d)     Form of Amended and Restated Trust Agreement of KeyCorp
         Capital III (Including the related form of Expense
         Agreement)*
4(e)     Form of Capital Security Certificate (Included in Exhibit
         4(d))
4(f)     Form of Guarantee Agreement*
4(g)     Form of   % Junior Subordinated Deferrable Interest
         Debentures*
5(a)     Opinion of Daniel R. Stolzer, Esq., as to validity of the
         Junior Subordinated Deferrable Interest Debentures and the
         Guarantee*
5(b)     Opinion of Richards, Layton & Finger, P.A., as to validity of the Capital Securities*
8        Opinion of Sullivan & Cromwell as to certain federal income tax matters*
12(a)    Computations of Consolidated Ratios of Earnings to Fixed
         Charges for the years ended December 31, 1998, 1997, 1996,
         1995 and 1994 (Incorporated by reference to Exhibit 12 to
         KeyCorp's Annual Report on Form 10-K for the year ended
         December 31, 1998)
12(b)    Computations of Consolidated Ratios of Earnings to Fixed
         Charges for the three months ended March 31, 1999 and 1998*
15       Acknowledgment of Ernst & Young L.L.P.
23(a)    Consent of Ernst & Young L.L.P.
23(b)    Consent of Daniel R. Stolzer, Esq. (Included in Exhibit
         5(a))
23(c)    Consent of Richards, Layton & Finger, P.A. (Included in
         Exhibit 5(b))
23(d)    Consent of Sullivan & Cromwell (Included in Exhibit 8)
24       Powers of Attorney*
25       Form T-1 Statement of Eligibility of Bankers Trust Company
         to act as trustee under the Indenture, under the Amended and
         Restated Trust Agreement, and under the Guarantee for the
         benefit of holders of Capital Securities*


---------------

* Previously filed.